The information in this prospectus supplement is not complete and may be changed. A registration statement has been filed with the Securities and Exchange Commission and has been declared effective. This prospectus supplement is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

                                                Filed pursuant to Rule 424(b)(3)
                                            Registration Statement No. 333-62540

                  SUBJECT TO COMPLETION, DATED MARCH 25, 2002

PRELIMINARY PROSPECTUS SUPPLEMENT
(To Prospectus Dated August 9, 2001)

                                 $

                                     [LOGO]

                                 CIT GROUP INC.
                        $       % SENIOR NOTES DUE
                        $       % SENIOR NOTES DUE

    We are offering and selling an aggregate of $        % senior notes due
and an aggregate of $        % senior notes due     . The notes due     will
mature on      . The notes due     will mature on      . Interest on the notes
is payable semi-annually on       and       of each year, beginning       ,
2002.

    We have applied to have the notes listed on the Luxembourg Stock Exchange in accordance with the rules of that exchange. There can be no assurance, however, that we will be successful in meeting the requirements for listing on the Luxembourg Stock Exchange.

    YOU SHOULD CAREFULLY CONSIDER THE MATTERS DESCRIBED UNDER THE CAPTION "RISK FACTORS" BEGINNING ON PAGE S-8 OF THIS PROSPECTUS SUPPLEMENT.

    CIT accepts full responsibility for the accuracy of the information contained in this document and confirms, having made all reasonable inquiries, that to the best of CIT's knowledge and belief there are no other facts the omission of which would make any statement herein misleading in any material respect.

                            ------------------------

                                                          PRICE TO    UNDERWRITING   PROCEEDS, BEFORE
                                                         PUBLIC (1)    DISCOUNTS     EXPENSES, TO US
                                                         ----------   ------------   ----------------
Per     Note...........................................          %               %                  %
    Notes Total........................................  $            $              $
Per     Note...........................................          %               %                  %
    Notes Total........................................  $            $              $
  Total................................................  $            $              $

------------------------
(1) Plus accrued interest from            , 2002, if settlement occurs after
    that date.

                            ------------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    The underwriters are offering the notes subject to various conditions. The underwriters expect to deliver the notes, in book-entry form only, to purchasers through The Depository Trust Company, Clearstream Banking S.A. and the Euroclear
System, as the case may be, on or about            , 2002.

                            ------------------------

                          Joint Book Running Managers

LEHMAN BROTHERS                                             SALOMON SMITH BARNEY

           The date of this prospectus supplement is March   , 2002.

    YOU SHOULD RELY ONLY ON THE INFORMATION INCORPORATED BY REFERENCE OR PROVIDED IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE ELSE TO PROVIDE YOU WITH DIFFERENT OR ADDITIONAL INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE NOTES IN ANY JURISDICTION WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT, THE PROSPECTUS OR ANY DOCUMENTS INCORPORATED BY REFERENCE IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THAT DOCUMENT.

                            ------------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                                PAGE
                                                              --------
About this Prospectus Supplement............................     S-3
Description of CIT Group Inc................................     S-4
Incorporation by Reference..................................     S-4
Forward-Looking Statements..................................     S-5
Recent Developments.........................................     S-6
Risk Factors................................................     S-8
Use of Proceeds.............................................    S-14
Capitalization of CIT.......................................    S-15
Selected Consolidated Historical Financial Data of CIT......    S-16
Directors and Principal Executive Officers of CIT...........    S-19
Description of the Notes....................................    S-20
Material United States Federal Income Tax Consequences......    S-28
Underwriting................................................    S-32
Offering Restrictions.......................................    S-33
Legal Matters...............................................    S-33
Luxembourg Listing and Other General Information............    S-34

                         PROSPECTUS
The CIT Group, Inc..........................................       3
Summary of Financial Information............................      10
Special Note Regarding Forward-Looking Statements...........      12
Use of Proceeds.............................................      12
Description of Debt Securities..............................      13
Plan of Distribution........................................      19
Experts.....................................................      20
Legal Opinions..............................................      20
Where You Can Find More Information.........................      20

                        ABOUT THIS PROSPECTUS SUPPLEMENT

    EXCEPT AS THE CONTEXT OTHERWISE REQUIRES OR AS OTHERWISE SPECIFIED IN THE PROSPECTUS OR THIS PROSPECTUS SUPPLEMENT, AS USED IN THIS PROSPECTUS SUPPLEMENT,
DATED MARCH   , 2002 AND THE PROSPECTUS, DATED AUGUST 9, 2001, THE TERMS "WE,"
"OUR," "US," AND "CIT" REFER TO CIT GROUP INC. (FORMERLY KNOWN AS TYCO CAPITAL CORPORATION AND PREVIOUSLY THE CIT GROUP, INC.) REFERENCES IN THIS PROSPECTUS SUPPLEMENT TO "U.S. DOLLARS" OR "U.S. $" OR "$" ARE TO THE CURRENCY OF THE UNITED STATES OF AMERICA.

    THIS PROSPECTUS SUPPLEMENT SETS FORTH CERTAIN TERMS OF THE NOTES THAT WE MAY OFFER. IT SUPPLEMENTS THE DESCRIPTION OF THE NOTES CONTAINED IN THE PROSPECTUS, WHERE THE NOTES ARE INCLUDED IN THE DEFINED TERM "DEBT SECURITIES." IF INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROSPECTUS, THIS PROSPECTUS SUPPLEMENT WILL APPLY AND YOU SHOULD NOT RELY ON THE INFORMATION IN THE PROSPECTUS.

    WHEN WE REFER TO THE PROSPECTUS, WE MEAN THE PROSPECTUS WHICH ACCOMPANIES THIS PROSPECTUS SUPPLEMENT.

    YOU SHOULD READ AND CONSIDER ALL INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS IN MAKING YOUR INVESTMENT DECISION.

                         DESCRIPTION OF CIT GROUP INC.

    CIT, a wholly-owned subsidiary of Tyco International Ltd. ("Tyco"), is a leading global commercial and consumer finance company that has been a consistent provider of financing and leasing capital since 1908. With about $50 billion of managed assets, we have the financial resources, intellectual capital and product knowledge to serve the needs of our clients across 30 industries. Our clients range from small private companies to many of the world's largest and most respected multinational corporations. Our market leadership, balanced credit and risk management culture, strategies of diversification and specialization, customer oriented financing solutions and experienced management team have delivered consistent net income growth over time.

    Our commercial lending and leasing businesses are diverse and provide a wide range of financing and leasing products to small, midsize and larger companies across a wide variety of industries. Our secured lending, leasing and factoring products include direct loans and leases, operating leases, leveraged and single investor leases, secured revolving lines of credit and term loans, credit protection, accounts receivable collection, import and export financing, debtor-in-possession and turnaround financing, and acquisition and expansion financing. Our consumer finance business consists primarily of home equity lending to consumers originated largely through a network of brokers and correspondents. The diversity of our products and markets enhances our ability to manage risk and maintain profitability.

    In connection with Tyco's previously announced plan, on March 12, 2002, CIT filed a registration statement on Form 10 with the SEC relating to the pro rata distribution of shares of CIT common stock to Tyco shareholders. See "Recent Developments" elsewhere in this prospectus supplement.

                           INCORPORATION BY REFERENCE

    The SEC allows us to "incorporate by reference" the information we file with them, which means we can disclose important information to you by referring you to those documents. The information included in the following documents is incorporated by reference and is considered to be a part of this prospectus supplement. The most recent information that we file with the SEC automatically updates and supersedes older information.

    In addition to the items incorporated by reference into the prospectus and this prospectus supplement as set forth in the prospectus, the following documents shall be deemed to be incorporated in, and to form part of, this prospectus supplement:

    1. Our Transition Report on Form 10-K for the transition period from January 1, 2001 to September 30, 2001; and

    2. Our Quarterly Report on Form 10-Q for the quarter ended December 31, 2001; and

    3. Our Current Reports on Form 8-K filed October 1, 2001, October 22, 2001, January 17, 2002, January 24, 2002, February 7, 2002 and February 22, 2002.

    So long as the notes are listed on the Luxembourg Stock Exchange, you can obtain these documents, free of charge, at the offices of BNP Paribas Luxembourg, CIT's Luxembourg listing and paying agent. Until we have sold all of the debt securities which we are offering for sale under this prospectus supplement and the prospectus, we will also incorporate by reference all documents which we may file in the future pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934.

                           FORWARD-LOOKING STATEMENTS

    Certain statements contained in this prospectus supplement are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. All statements contained herein that are not clearly historical in nature are forward-looking and the words "anticipate," "believe," "expect," "estimate" and similar expressions are generally intended to identify forward-looking statements. Any forward-looking statements contained herein, in press releases, written statements or other documents filed with the SEC or in communications and discussions with investors and analysts in the normal course of business through meetings, webcasts, phone calls and conference calls, concerning our operations, economic performance and financial condition are subject to known and unknown risks, uncertainties and contingencies. Forward-looking statements are included, for example, in the discussions about:

    - our liquidity risk management,

    - our credit risk management,

    - our asset/liability risk management,

    - our capital, leverage and credit ratings,

    - our operational and legal risks,

    - how we may be affected by legal proceedings, and

    - the distribution of our shares of common stock by Tyco and our relationship with Tyco following the distribution.

    All forward-looking statements involve risks and uncertainties, many of which are beyond our control, which may cause actual results, performance or achievements to differ materially from anticipated results, performance or achievements. Also, forward-looking statements are based upon management's estimates of fair values and of future costs, using currently available information. Therefore, actual results may differ materially from those expressed or implied in those statements. Factors that could cause such differences include, but are not limited to:

    - the factors described under the heading "Risk Factors" and elsewhere in this prospectus supplement,

    - risks of economic slowdown, downturn or recession,

    - industry cycles and trends,

    - risks inherent in changes in market interest rates,

    - funding opportunities and borrowing costs,

    - changes in funding markets, including commercial paper, term debt and the asset-backed securitization markets,

    - uncertainties associated with risk management, including credit, prepayment, asset/liability, interest rate and currency risks,

    - adequacy of reserves for credit losses,

    - risks associated with the value and recoverability of leased equipment and lease residual values,

    - changes in regulations governing our business and operations or permissible activities,

    - changes in competitive factors, and

    - future acquisitions and dispositions of businesses or asset portfolios.

                              RECENT DEVELOPMENTS

    On March 19, 2002, CIT reported during a publicly announced fixed income investor conference call that it expected its pretax income for the second quarter of fiscal 2002 to be approximately $350 million. CIT also reported that its exposure in Argentina was approximately $180 million, and that the Company may take a charge to reserve approximately 50% of the total exposure for Argentina-related charge-offs.

    In connection with Tyco's previously announced plan, on March 12, 2002, CIT filed a registration statement on Form 10 with the SEC relating to the pro rata distribution of shares of CIT common stock to Tyco shareholders. On January 22, 2002, Tyco announced a plan to separate into four independent, publicly-traded companies and CIT was one of those companies. Under the plan, shares of CIT common stock are expected to be distributed to Tyco shareholders in the second quarter of calendar 2002. However, Tyco would consider other options, including selling CIT. There can be no assurance that the distribution and the related transactions contemplated to occur prior to or contemporaneously with the distribution will occur or will occur as contemplated by Tyco and CIT or as described in the Form 10.

    On March 4, 2002, CIT completed a $1.0 billion securitization facility backed by home equity loans. The facility will be used to support the planned securitization of approximately $1.8 billion of home equity loans over the next few months, and the proceeds will be used to repay a portion of our term debt at its maturity.

    On February 20, 2002, CIT completed a $1.2 billion conduit financing backed by accounts receivable. The proceeds from the transaction will be used to repay a portion of CIT's term debt at its maturity.

    On February 14, 2002, CIT amended its public debt indentures to prohibit or restrict transactions with Tyco. The new provisions prohibit CIT from:

    - declaring or paying any dividend, or making any other payment or distribution on its capital stock to Tyco or any of Tyco's affiliates, except dividends or distributions payable in common stock of CIT,

    - purchasing, redeeming or otherwise acquiring or retiring for value any capital stock of CIT except in exchange for the common stock of CIT,

    - purchasing or selling any material properties or assets from or to, or consummating any other material transaction with, Tyco, except on terms that are no less favorable than those that could be reasonably expected to be obtained in a comparable transaction with an unrelated third party, or

    - making any investment in Tyco or any of Tyco's affiliates in the form of
      (1) advances, loans or other extensions of credit to Tyco or any of Tyco's affiliates, (2) capital contributions to or in Tyco or any of Tyco's affiliates, or (3) acquisitions of any bonds, notes, debentures or other debt instruments of, or any stock, partnership, membership or other equity or beneficial interests in, Tyco or any of Tyco's affiliates.

These restrictions do not apply if any of the above actions occur in connection with a merger of CIT with and into CIT's immediate parent corporation, or a merger of CIT's immediate parent corporation with and into CIT, provided that the surviving corporation of the merger has a consolidated tangible net worth immediately after the merger that is not less than the consolidated tangible net worth of CIT immediately prior to the merger. These provisions will no longer apply if (i) CIT and its subsidiaries are consolidated or merged into another entity or substantially all of CIT and its subsidiaries' properties, common stock or assets are sold, assigned, leased, transferred, conveyed or otherwise disposed of in one or more transactions or (ii) once Tyco owns less than 50% of our common stock as long as at least two-thirds of our board of directors is not affiliated with Tyco. For a description of our indentures, see "Description of Debt Securities" in the prospectus that accompanies this prospectus supplement.

    On February 11, 2002, CIT repurchased the international subsidiaries that it had previously sold to an affiliate of Tyco on September 30, 2001. Key financial data as reported and pro forma including the international subsidiaries as of and for the quarter ended December 31, 2001 is shown in the following table ($ in millions):

                                                                  AT OR FOR THE QUARTER ENDED DECEMBER 31, 2001
                                                             -------------------------------------------------------
                                                               AS REPORTED, EXCLUDING        PRO FORMA, INCLUDING
                                                             INTERNATIONAL SUBSIDIARIES   INTERNATIONAL SUBSIDIARIES
                                                             --------------------------   --------------------------
BALANCE SHEET DATA AND LEVERAGE
Total financing and leasing portfolio assets...............           $ 36,687.8                   $ 38,647.0
Total managed assets.......................................           $ 47,130.0                   $ 49,089.2
Total debt (net of overnight deposits) to tangible
  shareholder's equity and preferred capital securities....                 7.71x                        7.79x
Tangible shareholder's equity and preferred capital
  securities to managed assets.............................                9.11%                        8.73%

PROFITABILITY
Net income.................................................           $    239.1                   $    239.0
Return on average earning assets (AEA).....................                2.68%                        2.55%
Net finance margin as a percentage of AEA..................                5.21%                        5.20%
Efficiency ratio...........................................                29.8%                        31.5%

CREDIT QUALITY
60+ days delinquency as a percentage of finance
  receivables..............................................                3.78%                        3.91%
Net credit losses as a percentage of average finance
  receivables..............................................                1.36%                        1.44%
Reserve for credit losses as a percentage of finance
  receivables..............................................                1.62%                        1.64%

GEOGRAPHIC CONCENTRATION
Financing and leasing portfolio assets:
  United States............................................                86.5%                        82.3%
  Canada...................................................                 5.0%                         4.8%
  Other Foreign(1).........................................                 8.5%                        12.9%
                                                                      ----------                   ----------
    Total..................................................               100.0%                       100.0%

------------------------------
(1) Included in the other foreign is approximately $200 million of U.S. dollar denominated loans and assets to customers located or doing business in Argentina, which represents 0.6% (excluding international subsidiaries) and 0.5% (including international subsidiaries) of financing and leasing portfolio assets.

    Tyco has entered into an agreement to acquire McGrath RentCorp, a rental provider of modular offices and classrooms and electronic test equipment, in a transaction in which the consideration would be a combination of cash and Tyco common shares. Prior to developing the current plan to distribute the common stock of CIT, Tyco intended to integrate McGrath's business with CIT's business. However, if the acquisition is completed pursuant to the acquisition agreement, Tyco currently would expect to retain McGrath as a part of its business. In light of the potential distribution of CIT's shares, the parties are currently in discussion regarding the transaction and there can be no assurance that it will be completed.

                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING DISCUSSION OF RISKS, AND THE OTHER INFORMATION PROVIDED IN THIS PROSPECTUS SUPPLEMENT. THE RISKS DESCRIBED BELOW ARE NOT THE ONLY ONES FACING US. ADDITIONAL RISKS THAT ARE PRESENTLY UNKNOWN TO US OR THAT WE CURRENTLY DEEM IMMATERIAL MAY ALSO IMPAIR OUR BUSINESS.

RISKS RELATED TO CIT'S BUSINESS

WE MAY BE ADVERSELY AFFECTED BY A GENERAL DETERIORATION IN ECONOMIC CONDITIONS.

    Our business, financial condition and results of operations may be affected by various economic factors, including the level of economic activity in the markets in which we operate. Unfavorable economic conditions may make it more difficult for us to maintain both our new business origination volume and the credit quality of new business at levels previously attained. Our growth depends significantly upon our ability to generate new finance receivables, and in a recession or other adverse economic environment, growth in our finance receivables may be limited by a decrease in demand for consumer or commercial credit or by a decline in collateral values. Delinquencies, foreclosures and credit losses generally increase during economic slowdowns or recessions.

    We are also subject to industry-specific economic factors. An economic downturn or slowdown in an industry could reduce demand for the financing we provide for products of that industry. For example, our factoring business could decline if there is a downturn in the retail textile, apparel, furniture or home furnishings markets. At December 31, 2001, 11.3% of our total financing and leasing assets related to obligations of retailers, 9.4% related to commercial airline obligations and 8.3% related to home equity obligations. Adverse economic conditions in the markets or industries that we serve could have a material adverse effect on our business, financial position or results of operations.

    In a recession or under other adverse economic conditions, nonearning assets and writedowns are likely to increase as debtors fail to meet their payment obligations. Although we maintain a consolidated reserve for credit losses in an amount that we believe is sufficient to provide adequate protection against potential writedowns in our portfolio, this allowance could prove to be insufficient. Adverse economic conditions may impair our ability to re-lease or remarket our leased equipment or other collateral securing our finance receivables and realize the value at which we carry our leased assets and/or estimated lease residual values on our books.

    A recession or downturn could contribute to a downgrading of our credit ratings. A ratings downgrade likely would increase our funding costs, and could decrease our net finance income, limit our access to the capital markets or result in a decision by the lenders under our existing bank credit facilities not to extend such credit facilities after their expiration.

    The broad-based economic slowdown in 2001 led to increases in both past-due loans and non-performing assets. We have experienced increases in our commercial past-due loans and non-performing assets across a wide range of industries, including trucking, construction, retail and technology, as well as manufacturing and machine tools. Continued weak economic conditions have recently resulted in higher charge-offs in virtually all of our business segments. Our reserve for credit losses as a percentage of finance receivables has increased significantly as a result of continuing general economic weakness. In addition, our new origination volume has recently declined due in part to soft economic conditions. We can provide no assurance regarding when economic conditions will strengthen, or that these trends will improve when the economy begins to grow again.

OUR LIQUIDITY OR ABILITY TO RAISE CAPITAL MAY BE LIMITED.

    Our primary funding sources have historically been commercial paper, medium-term notes and asset-backed securities. We also maintain committed bank lines of credit to provide liquidity support of commercial paper borrowings and to support our international operations. An additional source of liquidity is cash flow from operations, including loan and lease payments from customers, whole loan sales and syndications.

    Following Tyco's announcement on January 22, 2002 of its plans to separate into four independent, publicly-traded companies and other related events, we experienced a downgrade in our credit ratings by Standard & Poor's and Fitch. While we continue to maintain investment-grade ratings, these events limited our access to the commercial paper market.

    On February 5, 2002, we drew on our $8.5 billion in unsecured bank credit facilities, which have historically been maintained as liquidity support for our commercial paper programs. The proceeds from these bank lines are being used to pay down outstanding commercial paper at the scheduled maturities. The cost of the bank loans is higher than the cost of commercial paper, and will adversely affect our future operating results. While we expect to return to the commercial paper market at some point in the future with a dealer-based program, we can provide no assurance that we will be able to access that market on favorable terms in the future or at the levels previously attained. We expect to exercise our one year term-out option on a portion of our unsecured bank credit facilities, which would increase our cost of funds.

    We will likely need to effect debt or equity financings in the future. The type, timing and terms of financing selected by us will depend upon our cash needs, the availability of other financing sources and the prevailing conditions in the financial markets. There can be no assurance that any of these sources will be available to us at any given time or that they will be available on favorable terms. There can be no assurance that there will not be a further downgrade in our credit ratings in the future or, if such downgrading does occur, that it will not result in an increase in our interest expense or have an adverse impact on our ability to access the commercial paper market or the public and private debt markets.

SIGNIFICANT INCREASES OR DECREASES IN PREVAILING INTEREST RATES COULD ADVERSELY AFFECT OUR BUSINESS.

    Our operating results and cash flow depend to a great extent upon our level of net finance income, which is the difference between total finance income earned on earning assets, such as loans and investments, and total interest expense paid on interest-bearing liabilities, such as borrowings. The amount of net finance income is affected by changes in the volume and mix of earning assets, the rates earned on those assets, the volume of interest-bearing liabilities and the rates paid on those interest-bearing liabilities.

    Although we have an active and comprehensive approach to managing our interest rate risk, including matching the repricing characteristics of our assets with our liabilities, significant increases in market interest rates, or the perception that an increase may occur, could adversely affect both our ability to originate new finance receivables and our ability to grow. Conversely, a decrease in interest rates could result in an acceleration in the prepayment of owned and managed finance receivables. In addition, changes in market interest rates, or in the relationships between short-term and long-term market interest rates, or between different interest rate indices (i.e., basis risk) could affect the interest rates charged on interest-earning assets differently than the interest rates paid on interest-bearing liabilities, which could result in an increase in interest expense relative to finance income. An increase in market interest rates also could adversely impact the ability of our floating-rate borrowers to meet their higher payment obligations, which could result in an increase in nonearning assets and writedowns.

INVESTMENT IN AND REVENUES FROM OUR FOREIGN OPERATIONS ARE SUBJECT TO THE RISKS ASSOCIATED WITH TRANSACTIONS INVOLVING FOREIGN CURRENCIES.

    Foreign currency exchange rate fluctuations can have a material adverse effect on the investment in international operations and the level of international revenues that we generate from international asset based financing and leasing. Reported results from our operations in foreign countries may fluctuate from period to period due to exchange rate movements in relation to the U.S. dollar, particularly exchange rate movements in the Canadian dollar, which is our largest non-U.S. exposure. In addition, an economic recession or downturn or increased competition in the international markets in which we operate could adversely affect us. Other risks inherent in conducting international business operations generally include political and macro-economic instability, changes in regulatory requirements and taxes, unreliability of judicial processes, financial market instability and illiquidity. There can be no assurance that one or more of these factors will not have a material adverse effect on our business, financial conditions and results of operations. In addition, instability or adverse economic conditions in international markets may adversely affect the businesses of our domestic customers, which could adversely affect such customers' demand for our products.

    At December 31, 2001, we had approximately $200 million of U.S. dollar-denominated loans and assets outstanding to customers located or doing business in Argentina. The Argentine government has recently instituted economic reforms, including the conversion of certain dollar-denominated loans into pesos. We are currently assessing the impact of these government actions on our U.S. dollar-denominated loans and assets and reserve for credit losses. If the Argentine government does not reverse its action, or if the governments of other foreign jurisdictions take any similar actions, it could have an adverse impact on our business, financial condition and results of operations.

OUR FINANCIAL CONDITION COULD BE ADVERSELY AFFECTED IF WE WERE UNABLE TO COMPLETE SECURITIZATIONS.

    We fund most of our assets on our balance sheet using our access to the medium-term note and capital markets. In an effort to broaden our funding sources and to provide an additional source of liquidity, we have in place an array of securitization programs to access both the public and private asset-backed securitization markets. Under a typical asset-backed securitization, we sell a "pool" of secured loans or leases to a special-purpose entity, generally a trust. The special-purpose entity, in turn, typically issues certificates and/or notes that are collateralized by the pool and entitle the holders thereof to participate in certain pool cash flows. Several factors will affect our ability to complete securitizations, including:

    - conditions in the securities markets, generally;

    - conditions in the asset-backed securities markets;

    - the credit quality and performance of our financial instruments;

    - our ability to obtain third-party credit enhancement;

    - our ability to adequately service our financial instruments; and

    - the absence of any material downgrading or withdrawal of ratings given to securities previously issued in our securitizations.

    In a securitization transaction, a gain on sale and a related retained interest in the securitized pool are recognized when the assets being securitized are sold. The value of the retained interest recognized in a securitization transaction is dependent upon certain assumptions regarding future performance of the securitized portfolio, including the level of credit losses and the rate of prepayments. If actual credit losses or prepayment rates differ from the original assumptions, the value of the retained interest in the securitized pool may increase or decrease materially. The value of the retained interest in the securitized pool may also increase or decrease materially with changes in market interest rates. Also, if assets being securitized are not properly hedged, the gain on sale recorded in a securitization transaction may be affected by changes in market interest rates between the time the assets being securitized are originated and the time the assets are sold to the securitization entity.

    Changes in the volume of assets securitized or decreases in the value of retained interests in securitizations due to changes in market interest rates or higher than expected credit losses on prepayments could have a material adverse effect on our business, financial condition and results of operations.

WE MAY NOT BE ABLE TO REALIZE OUR ENTIRE INVESTMENT IN THE EQUIPMENT WE LEASE.

    We lease various types of equipment to customers through two distinct types of transactions: capital leases and operating leases. A capital lease passes substantially all of the risks and rewards of owning the related equipment to the customer. Lease payments during the initial terms of a capital lease cover approximately 90% of the underlying equipment's cost at the inception of the lease. The realization of unrecovered equipment values (residual values) at the end of the term of a lease is an important element in the leasing business. The duration of an operating lease, however, is substantially shorter relative to the equipment's useful life. We bear greater risk in operating leases as we may not be able to remarket the equipment on terms that will allow us to fully recover our operating lease equipment carrying values.

    At the inception of each capital lease, we record a residual value for the leased equipment based on our estimate of the future value of the equipment at the expected disposition date. Residual values are determined by experienced internal equipment management specialists, as well as external consultants. We also record periodic depreciation expense on operating lease equipment based upon estimates of the equipment's useful life and the estimated future value of the equipment at the end of its useful life. A decrease in the market value of leased equipment at a rate greater than the rate we projected, whether due to rapid technological or economic obsolescence, unusual wear and tear on, or use of, the equipment or other factors, would adversely affect the residual values of such equipment. Consequently, there can be no assurance that our estimated residual values for equipment will be realized.

OUR RESERVE FOR CREDIT LOSSES MAY PROVE INADEQUATE.

    Our business depends on the creditworthiness of our customers. We believe that our credit risk management systems are adequate to limit our credit losses to a manageable level. We attempt to mitigate credit risks through the use of a corporate credit risk management group, formal credit management processes implemented by each business unit and automated credit scoring capabilities for small ticket business.

    We maintain a consolidated reserve for credit losses on finance receivables. Our consolidated reserve for credit losses reflects management's judgment of losses inherent in the portfolio. Management periodically reviews our consolidated reserve for adequacy considering economic conditions and trends, collateral values and credit quality indicators, including past charge-off experience and levels of past due loans and non-performing assets.

    The consolidated reserve for credit losses is intended to provide for losses inherent in the portfolio, which requires the application of estimates and significant judgment as to the ultimate outcome of collection efforts and realization of collateral, among other things. We cannot be certain that our consolidated reserve for credit losses will be adequate over time to cover credit losses in our portfolio because of unanticipated adverse changes in the economy or events adversely affecting specific customers, industries or markets. If the credit quality of our customer base materially decreases, or if our reserves for credit losses are not adequate, our business, financial condition and results of operations may suffer.

OUR COMMERCIAL AIRLINE FINANCING BUSINESS COULD BE ADVERSELY AFFECTED BY THE EVENTS OF SEPTEMBER 11, 2001 AND THE WEAK ECONOMY.

    A portion of the Capital Finance business within our Equipment Financing and Leasing segment involves providing financing to commercial airlines. The Capital Finance aerospace portfolio includes most of the leading U.S. and foreign commercial airlines, with a fleet of approximately 200 aircraft, with an average age of nine years.

    The Capital Finance business may be adversely affected by the challenges faced by the airline industry due to a combination of the terrorist attacks on September 11, 2001 and the current worldwide economic slowdown. Airlines face a number of increased costs, including higher insurance premiums and security costs, while also experiencing a reduction in demand. As a result of these circumstances, some airlines have taken aircraft out of service, sought to restructure their fixed costs, including their debt and lease payments, and sought protection from creditors in bankruptcy. Accordingly, we have experienced some rental reductions or disruptions. Our portfolio could be adversely affected by these factors, resulting in, among other effects, declines in the value of aircraft, delays in payments on existing financings and reduced new business origination.

WE MAY NOT BE ABLE TO REALIZE THE ENTIRE BOOK VALUE OF GOODWILL AND OTHER INTANGIBLE ASSETS.

    We have $6.9 billion of goodwill and other intangible assets, net, at December 31, 2001. We implemented the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142 "GOODWILL AND OTHER INTANGIBLE ASSETS" on October 1, 2001. Since adoption, existing goodwill is no longer amortized, but instead will be assessed for impairment at least annually. We are currently determining the impact of adopting this standard under the transition provisions of SFAS No. 142.

    We are unsure as to how the distribution may impact the realizability of our goodwill and other intangible assets. One indicator of potential impairment is if the net book value exceeds a company's market capitalization for a period of time. As an independent public company, we will have our own market capitalization. In the event that the book value of goodwill and other intangible assets, net, is impaired, any such impairment would be charged to earnings in the period of impairment. An impairment by itself would not impact our total tangible capitalization, although our total capitalization as reported may be affected by such remeasurement of goodwill.

OUR POTENTIAL ACQUISITION OR DISPOSITION OF BUSINESSES OR ASSET PORTFOLIOS IN THE FUTURE MAY ADVERSELY IMPACT OUR BUSINESS.

    As part of our long-term business strategy, we may pursue acquisitions of other companies or asset portfolios. In addition, as we have done recently, we may dispose of non-strategic businesses or asset portfolios. Future acquisitions may result in potentially dilutive issuances of equity securities and the incurrence of additional debt, which could have a material adverse effect on our business, financial condition and results of operations. Future acquisitions could involve numerous additional risks, including: difficulties in integrating the operations, services, products and personnel of the acquired company; the diversion of management's attention from other business concerns; entering markets in which we have little or no direct prior experience; and the potential loss of key employees of the acquired company. In addition, acquired businesses and asset portfolios may have credit-related risks arising from substantially different underwriting standards associated with those businesses or assets. In the event of future dispositions of our businesses or asset portfolios, there can be no assurance that we will receive adequate consideration for those businesses or assets at the time of their disposition or will be able to adequately replace the volume associated with the businesses or asset portfolios that we dispose of with higher-yielding businesses or asset portfolios having acceptable risk characteristics. As a result, our future disposition of businesses or asset portfolios could have a material adverse effect on our business, financial condition and results of operations.

WE COMPETE WITH A VARIETY OF FINANCING SOURCES FOR OUR CUSTOMERS.

    Our markets are highly competitive and are characterized by competitive factors that vary based upon product and geographic region. Our competitors include captive and independent finance companies, commercial banks and thrift institutions, industrial banks, leasing companies, manufacturers and vendors with global reach. Substantial financial services networks have been formed by insurance companies and bank holding companies that compete with us. On a local level, community banks and smaller independent finance and mortgage companies are a competitive force.

    Competition from both traditional competitors and new market entrants has intensified in recent years due to a strong economy, growing marketplace liquidity and increasing recognition of the attractiveness of the commercial finance markets. In addition, the rapid expansion of the securitization markets is dramatically reducing the difficulty in obtaining access to capital, which is the principal barrier to entry into these markets. This is further intensifying competition in certain market segments, including increasing competition from specialized securitization lenders which offer aggressive pricing terms.

    We compete primarily on the basis of pricing, terms and structure. Our competitors seek to compete aggressively on the basis of these factors and we may lose market share to the extent we are unwilling to match our competitor's pricing, terms and structure in order to maintain interest margins and/or credit standards. To the extent that we match competitors' pricing, terms or structure, we may experience decreased interest margins and/or increased risk of credit losses. Many of our competitors are large companies that have substantial capital, technological and marketing resources, and some of these competitors are larger than us and may have access to capital at a lower cost than us. Further, the size and access to capital of certain of our competitors are being enhanced by the continued consolidation activity in the commercial and investment banking industries.

OUR BUSINESS MAY BE AFFECTED ADVERSELY BY THE HIGHLY REGULATED ENVIRONMENT IN WHICH WE OPERATE.

    Our domestic operations are subject, in certain instances, to supervision and regulation by state and federal authorities and may be subject to various laws and judicial and administrative decisions imposing various requirements and restrictions. Such regulation and supervision are primarily for the benefit and protection of our customers, and not for the benefit of investors, and could limit our discretion in operating our businesses. For example, state laws often establish maximum allowable finance charges for certain consumer and commercial loans. Noncompliance with applicable statutes or regulations could result in the suspension or revocation of any license or registration at issue, as well as the imposition of civil fines and criminal penalties.

    The financial services industry is heavily regulated in many jurisdictions outside the United States. The varying requirements of these jurisdictions may be inconsistent with U.S. rules and may adversely affect our business or limit our ability to expand our international operations. We may not be able to obtain necessary regulatory approvals, or if approvals are obtained, we may not be able to continue to comply with the terms of the approvals or applicable regulations. In addition, in many countries, the regulations applicable to the financial services industry are uncertain and evolving, and it may be difficult for us to determine the exact regulatory requirements.

    Our inability to remain in compliance with regulatory requirements in a particular jurisdiction could have a material adverse effect on our operations in that market and on our reputation generally. No assurance can be given that applicable laws or regulations will not be amended or construed differently, that new laws and regulations will not be adopted or that we will not be prohibited by state laws from raising interest rates above certain desired levels, any of which could adversely affect our business, financial condition or results of operations.

YOU MAY HAVE DIFFICULTY EVALUATING OUR BUSINESS BECAUSE OUR HISTORICAL CONSOLIDATED FINANCIAL INFORMATION MAY NOT BE REPRESENTATIVE OF OUR RESULTS AS A SEPARATE COMPANY.

    The historical consolidated financial information contained in our Transition Report on Form 10-K for the nine-month period ended September 30, 2001, which is incorporated by reference in this prospectus supplement, is not necessarily indicative of our future results of operations, financial position and cash flows. We have not made adjustments to this information to reflect changes that will occur in our cost structure, funding and operations as a result of the contemplated separation of CIT from Tyco, including changes in our financing and increased costs associated with being a public, stand-alone company.

RISKS RELATED TO THE NOTES

THE NOTES MAY HAVE LIMITED OR NO LIQUIDITY.

    There is currently no secondary market for the notes, and there can be no assurance that a secondary market will develop. If a secondary market does develop, there can be no assurance that it will continue or that it will be sufficiently liquid to allow you to resell your notes when you want or at a price that you wish to receive for your notes.

THE COVENANTS IN THE INDENTURE DO NOT REQUIRE US TO REPURCHASE OR REDEEM THE NOTES UPON A CHANGE IN CONTROL OF CIT OR OTHER EVENTS INVOLVING US THAT MAY AFFECT OUR CREDITWORTHINESS.

    The indenture does not require us to repurchase or redeem or otherwise modify the terms of the notes upon a change in control of CIT or other events involving CIT that may affect our creditworthiness. These events include:

    - a consolidation, merger, sale of assets or other similar transaction;

    - a change in control of CIT; or

    - a highly leveraged transaction involving us whether or not involving a change in control.

    In addition, the covenants applicable to the notes do not prevent transactions like those described above from taking place. See "Description of Debt Securities" in the prospectus accompanying this prospectus supplement.

A MATERIAL DELAY IN THE SEPARATION OF CIT FROM TYCO COULD NEGATIVELY IMPACT THE RATINGS OF THE NOTES.

    As described under "Recent Developments" elsewhere in this prospectus supplement, CIT filed a registration statement on Form 10 with the SEC relating to a pro rata distribution of shares of CIT common stock to Tyco shareholders. Tyco has indicated, however, that it would consider other options, including selling CIT. We are unable to predict when CIT's separation from Tyco will occur. A material delay in the separation of CIT from Tyco could negatively impact the ratings of the notes.

                                USE OF PROCEEDS

    We intend to use the net proceeds from the sale of the notes for general corporate purposes for us and our subsidiaries. We also may use a portion of the net proceeds to repay certain short-term borrowings at maturity (currently represented by commercial paper), a portion of our outstanding credit facilities or outstanding term debt at maturity.

                             CAPITALIZATION OF CIT

    The following table sets forth our capitalization as of December 31, 2001:

    - on an actual basis;

    - on a pro forma basis to reflect the repurchase on February 11, 2002 at net book value from Tyco of our international operations; and

    - on an as adjusted basis to reflect the issuance of the notes.

    This table should be read in conjunction with "Selected Consolidated Historical Financial Data of CIT" included elsewhere in this prospectus supplement and the unaudited Consolidated Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations and Qualitative and Quantitative Disclosures About Market Risk contained in CIT's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2001, which is incorporated by reference in this prospectus supplement. See "Incorporation by Reference."

                                                                       DECEMBER 31, 2001
                                                              -----------------------------------
                                                               ACTUAL     PRO FORMA   AS ADJUSTED
                                                              ---------   ---------   -----------
                                                                         (IN MILLIONS)
Commercial paper (1)........................................  $ 7,789.7   $ 8,016.1    $
Term debt...................................................   25,939.9    25,986.0
CIT obligated mandatorily redeemable preferred securities of subsidiary trust holding solely debentures of CIT
  ("Preferred Capital Securities")..........................      259.0       259.0
Shareholder's equity:
    Tyco Investment.........................................   10,441.9    10,441.9
    Retained Earnings.......................................      491.5       491.4
    Accumulated Other Comprehensive Loss....................      (81.1)      (71.6)
                                                              ---------   ---------    ---------
Total capitalization........................................   44,840.9    45,122.8
Goodwill and other intangible assets........................   (6,857.1)   (6,857.1)
                                                              ---------   ---------    ---------
Total tangible capitalization...............................  $37,983.8   $38,265.7    $
                                                              =========   =========    =========
Total tangible shareholder's equity.........................  $ 3,995.2   $ 4,004.6    $
                                                              =========   =========    =========

------------------------------
(1) On February 5, 2002, we drew down our $8.5 billion unsecured bank credit facilities. The proceeds are being used to satisfy outstanding commercial paper obligations at the scheduled maturities.

             SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF CIT

    On June 1, 2001, CIT, formerly known as Tyco Capital Corporation and previously The CIT Group, Inc., was acquired by a wholly-owned subsidiary of Tyco in a purchase business combination (see Note 2 to the Consolidated Financial Statements contained in CIT's Transition Report on Form 10-K for the nine-month period ended September 30, 2001, which is incorporated by reference in this prospectus supplement). In accordance with the guidelines for accounting for business combinations, the purchase price paid by Tyco for CIT plus related purchase accounting adjustments have been "pushed-down" and recorded in CIT's consolidated financial statements for periods subsequent to June 1, 2001. This resulted in a new basis of accounting reflecting the fair market value of CIT's assets and liabilities for the "successor" period beginning June 2, 2001. Information relating to all "predecessor" periods prior to the acquisition is presented using CIT's historical basis of accounting.

    The following tables set forth selected consolidated financial information regarding CIT's results of operations and balance sheets. The financial data at and for the quarterly periods ended December 31, 2001 and 2000 were derived from the unaudited Consolidated Financial Statements contained in CIT's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2001, which is incorporated by reference in this prospectus supplement. See "Incorporation by Reference." The financial data at September 30, 2001 and December 31, 2000, for the nine months ended September 30, 2001 and for each of the two years in the period ended December 31, 2000 were derived from the audited Consolidated Financial Statements contained in CIT's Transition Report on Form 10-K for the nine-month period ended September 30, 2001. The financial data at December 31, 1999, 1998 and 1997 and for each of the two years in the period ended
December 31, 1998 were derived from audited financial statements not presented in or incorporated by reference into this document. To assist in the comparability of our financial results the financial information in the following tables combines the "predecessor period" (January 1 through June 1, 2001) with the "successor period" (June 2 through September 30, 2001) to present "combined" results for the nine months ended September 30, 2001. The data presented below should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and Quantitative and Qualitative Disclosures about Market Risk and the Consolidated Financial Statements contained in CIT's Transition Report on Form 10-K for the nine-month period ended September 30, 2001.

                                     QUARTERS ENDED
                                      DECEMBER 31,           NINE MONTHS ENDED               YEARS ENDED DECEMBER 31,
                               ---------------------------     SEPTEMBER 30,     ------------------------------------------------
($ IN MILLIONS)                   2001           2000          2001(1)(2)(3)       2000       1999(4)      1998          1997
                               -----------   -------------   -----------------   ---------   ---------   ---------   ------------
                               (SUCCESSOR)   (PREDECESSOR)      (COMBINED)                        (PREDECESSOR)
RESULTS OF OPERATIONS
Net finance margin...........     $464.5         $390.6          $ 1,318.8       $ 1,469.4   $   917.4   $   804.8   $   740.7
Provision for credit
  losses.....................      106.0           63.8              332.5           255.2       110.3        99.4       113.7
Operating margin.............      599.7          544.1            1,558.9         2,126.2     1,157.9       960.8       932.8(5)
Salaries and general
  operating expenses.........      210.3          259.3              784.9         1,035.2       516.0       407.7       420.0
Goodwill amortization........         --           22.5               97.6            86.3        25.7        10.1         8.4
Net income...................      239.1          160.1              333.8           611.6       389.4       338.8       310.1
Cash dividends per common
  share......................                                            See (6) below

                                                                                            AT DECEMBER 31,
                                       AT DECEMBER 31,   AT SEPTEMBER 30,   -----------------------------------------------
($ IN MILLIONS)                             2001          2001(1)(2)(3)       2000       1999(4)      1998        1997(6)
                                       ---------------   ----------------   ---------   ---------   ---------   -----------
                                                  (SUCCESSOR)                                (PREDECESSOR)
BALANCE SHEET DATA
Total finance receivables............     $29,199.5         $30,791.3       $33,497.5   $31,007.1   $19,856.0   $  17,719.7
Reserve for credit losses............         472.1             471.7           468.5       446.9       263.7         235.6
Operating lease equipment, net.......       5,639.8           5,649.9         7,190.6     6,125.9     2,774.1       1,905.6
Goodwill and other intangible assets,
  net................................       6,857.1           6,569.5         1,964.6     1,850.5       216.5         134.6
Total assets.........................      49,030.1          50,681.7        48,689.8    45,081.1    24,303.1      20,464.1
Commercial paper.....................       7,789.7           8,621.5         9,063.5     8,974.0     6,144.1       5,559.6
Variable-rate senior notes...........       9,237.2           9,614.6        11,130.5     7,147.2     4,275.0       2,861.5
Fixed-rate senior notes..............      16,702.7          17,065.5        17,571.1    19,052.3     8,032.3       6,593.8
Subordinated fixed-rate notes........            --             100.0           200.0       200.0       200.0         300.0
Company-obligated mandatorily
  redeemable preferred securities of
  subsidiary trust holding solely
  debentures of the Company..........         259.0             260.0           250.0       250.0       250.0         250.0
Shareholder's equity.................      10,852.3          10,598.0         6,007.2     5,554.4     2,701.6       2,432.9

------------------------------

(1) In September 2001, CIT changed its fiscal year end from December 31 to September 30 to conform to Tyco's fiscal year end.

(2) On September 30, 2001, we sold certain international subsidiaries, which had assets of $1.8 billion and liabilities of $1.5 billion, to a non-U.S. subsidiary of Tyco for a note in the amount of approximately $295 million. This sale did not affect earnings for the period ended September 30, 2001. On February 11, 2002, we repurchased the international subsidiaries that we had previously sold to an affiliate of Tyco.

(3) Results of operations for the nine months ended September 30, 2001 (combined) include special charges incurred by the predecessor of $221.6 million ($158.0 million after tax). See Note 3 to the Consolidated Financial Statements contained in CIT's Transition Report on Form 10-K for the nine-month period ended September 30, 2001, which is incorporated by reference in this prospectus supplement.

(4) Includes results of operations of Newcourt Credit Group Inc. from the November 15, 1999 acquisition date.

(5) Includes a 1997 gain of $58.0 million on the sale of an equity interest acquired in connection with a loan workout.

(6) Prior to the acquisition by Tyco on June 1, 2001, CIT paid a quarterly dividend of $0.10 per share for each quarter from and including the second quarter of 1998. In the year ended December 31, 1997, and prior to CIT's initial public offering, CIT paid $79.3 million to its principal stockholders under a dividend policy that terminated in connection with its initial public offering.

                                    AT OR FOR THE QUARTERS      AT OR FOR THE NINE          AT OR FOR THE YEARS
                                      ENDED DECEMBER 31,           MONTHS ENDED             ENDED DECEMBER 31,
                                  ---------------------------     SEPTEMBER 30,      ---------------------------------
                                     2001           2000               2001            2000        1999        1998
                                  -----------   -------------   ------------------   ---------   ---------   ---------
                                  (SUCCESSOR)   (PREDECESSOR)       (COMBINED)                 (PREDECESSOR)
SELECTED DATA AND RATIOS
($ IN MILLIONS)
PROFITABILITY
Net finance margin as a
  percentage of average earning
  assets ("AEA")(1).............       5.21%          3.75%              4.34%           3.61%       3.59%       3.93%
Return on average tangible
  shareholder's equity(2).......       23.3%          16.3%              10.8%(9)        16.0%       14.2%       14.0%
Return on AEA...................       2.68%          1.54%              1.10%(9)        1.50%       1.52%       1.65%
Ratio of earnings to fixed
  charges(3)....................       2.08x          1.39x              1.37x(9)        1.39x       1.45x       1.49x
Salaries and general operating
  expenses (excluding goodwill
  amortization) as a percentage
  of average managed assets
  ("AMA")(4)....................       1.84%          1.97%              2.21%(9)        2.01%       1.75%       1.78%
Efficiency ratio (excluding
  goodwill amortization)(5).....       29.8%          42.7%              44.7%(9)        43.8%       41.3%       39.2%
CREDIT QUALITY
60+ days contractual delinquency
  as a percentage of finance
  receivables...................       3.78%          2.98%              3.35%           2.98%       2.71%       1.75%
Net credit losses as a
  percentage of average finance
  receivables...................       1.36%          0.70%              1.20%(9)        0.71%       0.42%       0.42%
Reserve for credit losses as a
  percentage of finance
  receivables...................       1.62%          1.40%              1.53%           1.40%       1.44%       1.33%
LEVERAGE
Total debt (net of overnight
  deposits) to tangible
  shareholder's equity(2)(6)....       7.71x          8.78x              8.06x           8.78x       8.75x       6.82x
Tangible shareholder's equity(2)
  to managed assets(7)(8).......        9.1%           7.8%               8.9%            7.8%        7.7%       10.4%
OTHER
Total managed assets(7)(8)......   $47,130.0      $54,900.9          $49,036.1       $54,900.9   $51,433.3   $26,216.3
Employees.......................       5,755          7,355              6,150           7,355       8,255       3,230

                                   AT OR FOR THE YEARS
                                   ENDED DECEMBER 31,
                                  ---------------------
                                          1997
                                  ---------------------
                                      (PREDECESSOR)
SELECTED DATA AND RATIOS
($ IN MILLIONS)
PROFITABILITY
Net finance margin as a
  percentage of average earning
  assets ("AEA")(1).............                  4.06%
Return on average tangible
  shareholder's equity(2).......              14.6%(10)
Return on AEA...................              1.70%(10)
Ratio of earnings to fixed
  charges(3)....................                  1.51x
Salaries and general operating
  expenses (excluding goodwill
  amortization) as a percentage
  of average managed assets
  ("AMA")(4)....................              2.11%(10)
Efficiency ratio (excluding
  goodwill amortization)(5).....              40.8%(10)
CREDIT QUALITY
60+ days contractual delinquency
  as a percentage of finance
  receivables...................                  1.67%
Net credit losses as a
  percentage of average finance
  receivables...................                  0.59%
Reserve for credit losses as a
  percentage of finance
  receivables...................                  1.33%
LEVERAGE
Total debt (net of overnight
  deposits) to tangible
  shareholder's equity(2)(6)....                  5.99x
Tangible shareholder's equity(2)
  to managed assets(7)(8).......                  11.4%
OTHER
Total managed assets(7)(8)......  $            22,344.9
Employees.......................                  3,025

------------------------------

(1) "AEA" means average earning assets which is the average of finance receivables, operating lease equipment, finance receivables held for sale and certain investments, less credit balances of factoring clients.

(2) Tangible shareholder's equity excludes goodwill and other intangible assets.

(3) For purposes of determining the ratio of earnings to fixed charges, earnings consist of income before income taxes and fixed charges. Fixed charges consist of interest on indebtedness, minority interest in subsidiary trust holding solely debentures of the Company and one-third of rent expense which is deemed representative of an interest factor.

(4) "AMA" means average managed assets, which is average earning assets plus the average of finance receivables previously securitized and still managed by us.

(5) Efficiency ratio is the ratio of salaries and general operating expenses to operating margin excluding the provision for credit losses.

(6) Total debt excludes, and tangible shareholder's equity includes, Company-obligated mandatorily redeemable preferred securities of subsidiary trust holding solely debentures of the Company.

(7) "Managed assets" are comprised of financing and leasing assets and finance receivables previously securitized and still managed by us.

(8) Approximately $1.8 billion of international assets were sold to a subsidiary of Tyco on September 30, 2001, with no effect on earnings for the nine months ended September 30, 2001. We repurchased our international assets on February 11, 2002.

(9) Excluding special charges of $221.6 million ($158.0 million after tax) for the nine months ended September 30, 2001, (i) the return on average tangible shareholder's equity would have been 15.8%,(ii) the return on AEA would have been 1.62%,(iii) the ratio of earnings to fixed charges would have been 1.51x, (iv) the salaries and general operating expenses as a percentage of AMA would have been 2.07%, (v) the efficiency ratio would have been 40.2% and (vi) net credit losses as a percentage of average finance receivables would have been 0.87%.

(10) Excluding the gain of $58.0 million on the sale of an equity interest acquired in a loan workout and certain special expenses, for the year ended December 31, 1997, (i) the return on average tangible shareholder's equity would have been 13.1%, (ii) the return on AEA would have been 1.58%,
     (iii) salaries and general operating expenses as a percentage of AMA would have been 2.01% and (iv) the efficiency ratio would have been 41.1%.

               DIRECTORS AND PRINCIPAL EXECUTIVE OFFICERS OF CIT

BOARD OF DIRECTORS

Current members of the Board of Directors and their principal occupations are:

    L. Dennis Kozlowski
    Chairman of the Board
    President and Chief Executive Officer,
    Tyco International Ltd.

    Albert R. Gamper, Jr.
    President and Chief Executive Officer, CIT

    Joseph M. Leone
    Executive Vice President and
    Chief Financial Officer, CIT

    Mark H. Swartz
    Executive Vice President and
    Chief Financial Officer, Tyco International Ltd.

    J. Brad McGee
    Executive Vice President, Tyco International (US) Inc.

PRINCIPAL EXECUTIVE OFFICERS

Current principal executive officers of CIT are:

    Albert R. Gamper, Jr.
    President and Chief Executive Officer

    Thomas L. Abbate
    Executive Vice President and Chief Risk Officer

    John D. Burr
    Group Chief Executive Officer, Equipment Financing

    Thomas B. Hallman
    Group Chief Executive Officer, Specialty Finance

    Robert J. Ingato
    Executive Vice President and General Counsel

    Joseph M. Leone
    Executive Vice President and Chief Financial Officer

    Lawrence A. Marsiello
    Group Chief Executive Officer, Commercial Finance

    David D. McKerroll
    Group Chief Executive Officer, Structured Finance

    Nikita Zdanow
    Group Chief Executive Officer, Capital Finance

                            DESCRIPTION OF THE NOTES

    You should read the following description of the particular terms of the notes in conjunction with the statements under "Description of Debt Securities" in the prospectus dated August 9, 2001. To the extent that this summary differs in any way from the "Description of Debt Securities" in the prospectus, you should rely on this summary.

GENERAL

    The     notes are initially being offered in the principal amount of $   and
the     notes in the principal amount of $  . We may, without the consent of the holders, increase such principal amounts in the future, on the same terms and conditions (except for the issue price, issue date, and, if applicable, the first payment of interest thereon) and with the same CUSIP numbers as the notes being offered hereby.

    The notes constitute our direct, unsubordinated and unsecured obligations and rank equally without any preference among themselves and all other unsubordinated and unsecured obligations we have issued or may in the future issue.

    The notes will be issued under an indenture, dated as of September 24, 1998, as supplemented (the "Indenture"), between CIT and Bank One Trust Company, N.A.,
as trustee (the "Trustee"), and constitute        separate series of debt
securities under the Indenture. We will issue the notes in fully registered form and in denominations of $1,000 and integral multiples thereof. Interest on the
notes will accrue from               , 2002.

    The Indenture contains provisions permitting us and the Trustee to amend, modify, or supplement the Indenture or any supplemental indenture governing the notes. Generally, these changes require the consent of holders of at least
66 2/3% of the outstanding principal amount of the notes affected by the change. Unanimous consent of the holders of the notes is necessary for any of the following changes:

    - extending the maturity of the notes, reducing the interest rate, extending the time of payment of interest, or reducing any other payment due under the terms of the notes;

    - reducing the percentage of holders required to consent to any amendment or modification for purposes of the notes; or

    - modifying the rights, duties or immunities of the Trustee without the consent of the Trustee.

    The notes are governed by, and are to be construed in accordance with, the laws of the State of New York and of the United States, applicable to agreements made and to be performed wholly within those jurisdictions.

    The Indenture contains provisions (which shall have effect as if incorporated in the notes) for calling meetings of the holders of the notes and other debt securities issued pursuant to the Indenture to consider matters affecting their interests, including, without limitation, the modification of the terms of the notes or the waiver of any default under the terms of the notes or the Indenture. A resolution passed at a duly called and constituted meeting of debt securityholders will be binding on the holders of all debt securities issued pursuant to the Indenture, whether or not they are present at the meeting.

    We may, with the consent of the Trustee, but without the consent of the noteholders, enter into supplemental indentures in order to, among other things, cure any ambiguity or correct or supplement any provision contained in the Indenture which does not materially adversely affect the interests of the debt securityholders.

    We will pay interest to the persons in whose names the notes are registered at the close of business on the fifteenth day preceding the respective interest payment date, at the respective annual rate set forth in this prospectus supplement.

    The notes will be represented by one or more permanent global notes registered in the name of The Depository Trust Company, New York, New York (the "Depositary"), or its nominee, as described below. As discussed below, payment of principal of, and interest on, notes represented by a permanent global note or notes registered in the name of or held by the Depositary or its nominee will be made in immediately available funds to the Depositary or its nominee, as the case may be, as the registered owner and holder of the permanent global note or notes. See "Global Clearance and Settlement Procedures."

INTEREST ON THE NOTES

    The     notes will bear interest at the annual rate of   %. The     notes
will bear interest at the annual rate of   %. We will pay interest on the notes
at maturity, upon earlier tax redemption, if applicable, and semi-annually in
arrears on       and       of each year beginning       , 2002. We will compute
interest on the notes on the basis of a 360-day year of twelve 30-day months. If an interest payment date or the maturity date falls on a day that is not a business day, the payment will be made on the next business day as if it were made on the date the payment was due, and no interest will accrue on the amount so payable for the period from and after that interest payment date or the maturity date, as the case may be. A "business day," as used in this prospectus supplement, means any day except Saturday or Sunday or any day on which banks are permitted or required by applicable law or regulation to close in The City of New York or other place in which payment on the notes is required, as the case may be.

REDEMPTION; MATURITY

    Other than as discussed below under "Redemption Upon a Tax Event," the notes are not redeemable prior to maturity and will not be entitled to any sinking
fund. The     notes will mature on                 . The     notes will mature
on             .

INFORMATION CONCERNING THE TRUSTEE

    From time to time, we may borrow from the Trustee. We and certain of our subsidiaries may maintain deposit accounts and conduct other banking transactions with the Trustee.

BOOK-ENTRY, DELIVERY AND FORM

    GLOBAL NOTES. The notes will be issued in the form of one or more fully registered permanent global notes which will be deposited with, or on behalf of, the Depositary and registered in the name of Cede & Co., the Depositary's nominee. We do not expect to issue notes in definitive form. Beneficial interests in the global notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in the Depositary. Investors may elect to hold interests in the global notes through either the Depositary or Clearstream Banking S.A. ("Clearstream") or Euroclear Bank S.A./N.V., as operator of the Euroclear System ("Euroclear"), if they are participants of those systems, or indirectly through organizations which are participants in those systems. Clearstream and Euroclear will hold interests on behalf of their participants through customers' securities accounts in Clearstream's and Euroclear's names on the books of their respective depositaries, which in turn will hold the interests in customers' securities accounts in the depositaries' names on the books of the Depositary. Citibank, N.A. will act as depositary for Clearstream and The Chase Manhattan Bank will act as depositary for Euroclear (in those capacities, the "U.S. Depositaries"). Beneficial interests in the global notes will be held in denominations of $1,000 and integral multiples thereof. Except as set forth below, the global notes may be transferred, in whole and not in part, only to another nominee of the Depositary or to a successor of the Depositary or its nominee.

    So long as the Depositary or its nominee is the registered owner of the global notes, the Depositary or its nominee, as the case may be, will be considered the sole owner or holder of the notes represented by the global notes for all purposes under the Indenture. Except as provided below, owners of beneficial interests in the global notes will not be entitled to have notes represented by the global notes registered in their names, will not receive or be entitled to receive physical delivery of notes in definitive form, and will not be considered the owners or holders thereof under the Indenture.

    TRANSFERS AND NOTICES. The Depositary agrees with and represents to the Depositary participants that it will administer its book-entry system in accordance with its rules and by-laws and requirements of law. If you are not a direct participant or an indirect participant in the Depositary and you wish to purchase, sell, or otherwise transfer ownership of, or other interests in, notes, you must do so through a direct participant or an indirect participant. The SEC has on file a set of the rules applicable to the Depositary and its direct and indirect participants.

    Purchases of notes under the Depositary's system must be made by or through direct or indirect participants, which will receive a credit for the notes on the Depositary's records. The ownership interest of each beneficial owner is in turn to be recorded on the records of direct participants and indirect participants. Beneficial owners will not receive written confirmation from the Depositary of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct participants or indirect participants through which these beneficial owners entered into the transaction. Transfers of ownership interests in the notes are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners.

    To facilitate subsequent transfers, all notes deposited with the Depositary are registered in the name of the Depositary's nominee, Cede & Co. The deposit of notes with the Depositary and their registration in the name of Cede & Co. does not change the beneficial ownership. The Depositary has no knowledge of the actual beneficial owners of the notes. The Depositary's records reflect only the identity of the direct participants to whose accounts the notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

    The Depositary and the direct and indirect participants will send notices and communications to direct and indirect participants and beneficial owners, as the case may be, in accordance with the arrangements governing their relationships, subject to any statutory or regulatory requirements as may be in effect from time to time.

    PRINCIPAL AND INTEREST PAYMENTS. Principal and interest payments on notes registered in the name of the Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner of the global notes. None of CIT, the Trustee, any paying agent, or registrar for the notes will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in the global notes or for maintaining, supervising, or reviewing any records relating to those beneficial interests.

    We expect that the Depositary or its nominee, upon receipt of any payment of principal or interest, will credit the participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global notes as shown on the records of the Depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in the global notes held through these participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name." The participants are responsible for the standing instructions and customary practices governing beneficial interests.

    ISSUANCE OF DEFINITIVE NOTES. We will issue notes in definitive form in exchange for the global notes if:

    - the Depositary is at any time unwilling or unable to continue as depositary and we do not appoint a successor Depositary within 90 days;

    - we at any time and in our sole discretion determine not to have the notes represented by the global notes; or

    - an event of default under the Indenture shall have occurred and be continuing, as described in the prospectus, and we, the Trustee, or the applicable registrar and paying agent notify the Depositary that the global notes shall be exchangeable for definitive notes in registered form.

    In any of these instances, an owner of a beneficial interest in the global notes will be entitled to physical delivery in definitive form of notes represented by the global notes equal in principal amount to its beneficial interest and to have those notes registered in its name. Notes issued in definitive form will be issued as registered notes in denominations of $1,000 and integral multiples thereof. You may transfer the definitive notes by presenting them for registration to the registrar at its New York office or at the office of the transfer agent in Luxembourg, as the case may be. If you transfer less than all of your definitive notes, you will receive a definitive note or notes representing the retained amount from the registrar at its New York office or at the office of the transfer agent in Luxembourg, as the case may be, within 30 days of presentation for transfer. Notes presented for registration must be duly endorsed by the holder or his attorney duly authorized in writing, or accompanied by a written instrument or instruments of transfer in form satisfactory to us or the Trustee duly executed by the holder or his attorney duly authorized in writing. You can obtain a form of written instrument of transfer from the registrar at its New York office or at the office of the transfer agent in Luxembourg, as the case may be. We may require you to pay a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any exchange or registration of transfer of definitive notes, but otherwise transfers will be without charge.

If we issue definitive notes,

    - principal of and interest on the notes will be payable in the manner described below,

    - the transfer of the notes will be registrable, and

    - the notes will be exchangeable for notes bearing identical terms and provisions.

    If we issue definitive notes, we will do so at the office of Bank One Trust Company, N.A., the paying agent, including any successor paying agent and registrar for the notes, currently located at One Bank One Plaza, Suite IL1-4015, Chicago, Illinois 60670-4015 and at the office of BNP Paribas Luxembourg, as the Luxembourg paying agent (the "Luxembourg Paying Agent"), currently located at 10 A Boulevard Royal, L-2093, Luxembourg. We will maintain a Luxembourg Transfer Agent and Luxembourg Paying Agent as long as the notes are listed on the Luxembourg Stock Exchange.

    We may pay interest on definitive notes, other than interest at maturity or upon redemption, by mailing a check to the address of the person entitled to the interest as it appears on the security register at the close of business on the regular record date corresponding to the relevant interest payment date. The term "record date," as used in the prospectus supplement, means the close of business on the fifteenth day preceding any interest payment date.

    Notwithstanding the foregoing, the Depositary, as holder of the notes, or a holder of more than $1 million in aggregate principal amount of notes in definitive form, may require the paying agent to make payments of interest, other than interest due at maturity or upon redemption, by wire transfer of immediately available funds into an account maintained by the holder in the United States, by sending appropriate wire transfer instructions. The paying agent must receive these instructions not less than ten days prior to the applicable interest payment date.

    The paying agent or the Luxembourg Paying Agent, as the case may be, will pay the principal and interest payable at maturity or upon redemption by wire transfer of immediately available funds against presentation of a note at the office of the paying agent or the Luxembourg Paying Agent, as the case may be.

    THE DEPOSITORY TRUST COMPANY. The Depositary has advised us that it is a limited-purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered under the Securities Exchange Act of 1934. The Depositary holds securities deposited with it by its participants and facilitates the settlement of transactions among its participants in those securities through electronic computerized book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary's participants include securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations, and certain other organizations, some of whom (and/or their representatives) own the Depositary. Access to the Depositary's book-entry system is also available to others, such as banks, brokers, dealers, and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

    We believe that the sources from which the information in this section concerning the Depositary and the Depositary's system has been obtained are reliable. The information regarding the Depositary consists of extracts from or summaries of information publicly available. To the best of our knowledge and belief, this information is the latest available. We accept responsibility for accurately reproducing those extracts or summaries, but we do not accept any further responsibility for the accuracy of the information.

    CLEARSTREAM. Clearstream advises that it is incorporated under the laws of Luxembourg as a professional depositary. Clearstream holds securities for its participating organizations ("Clearstream Participants") and facilitates the clearance and settlement of securities transactions between Clearstream Participants through electronic book-entry changes in accounts of Clearstream Participants, thereby eliminating the need for physical movement of certificates. Clearstream provides to Clearstream Participants, among other things, services for safekeeping, administration, clearance, and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries. As a professional depositary, Clearstream is subject to regulation by the Luxembourg Monetary Institute. Clearstream Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations and may include the Underwriters. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers, and trust companies that clear through or maintain a custodial relationship with a Clearstream Participant either directly or indirectly.

    Distributions with respect to the notes held beneficially through Clearstream will be credited to cash accounts of Clearstream Participants in accordance with its rules and procedures, to the extent received by the U.S. Depositary for Clearstream.

    EUROCLEAR. Euroclear advises that it was created in 1968 to hold securities for participants of Euroclear ("Euroclear Participants") and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V. (the "Euroclear Operator"), under contract with Euroclear Clearance Systems S.C., a Belgian cooperative corporation (the "Cooperative"). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear Participants. Euroclear Participants include banks (including central banks), securities brokers and dealers, and other professional financial intermediaries and may include the Underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

    Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear, the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the "Terms and Conditions"). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear Participants and has no record of or relationship with persons holding through Euroclear Participants.

    Distributions with respect to the notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear Participants in accordance with the Terms and Conditions, to the extent received by the U.S. depositary for Euroclear.

GLOBAL CLEARANCE AND SETTLEMENT PROCEDURES

    Initial settlement for the notes will be made in immediately available funds. Secondary market trading between participants in the Depositary will occur in the ordinary way in accordance with the Depositary's rules and will be settled in immediately available funds using the Depositary's Same-Day Funds Settlement System. Secondary market trading between Clearstream Participants and/or Euroclear Participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream and Euroclear and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

    Cross-market transfers between persons holding directly or indirectly through the Depositary on the one hand, and directly or indirectly through Clearstream or Euroclear Participants, on the other, will be effected in the Depositary in accordance with the depositary rules on behalf of the relevant European international clearing system by its U.S. Depositary. However, these cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in that system in accordance with its rules and procedures and within its established deadlines (European time). If the transaction meets the settlement requirements, the relevant European international clearing system will deliver instructions to its U.S. depositary to take action to effect final settlement on its behalf by delivering or receiving notes in the Depositary and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to the Depositary. Clearstream Participants and Euroclear Participants may not deliver instructions directly to their respective U.S. depositaries.

    Because of time-zone differences, credits of notes received in Clearstream or Euroclear as a result of a transaction with a participant in the Depositary will be made during subsequent securities settlement processing and dated the business day following the Depositary settlement date. Credits or any transactions in notes settled during this processing will be reported to the relevant Euroclear or Clearstream Participants on that following business day. Cash received in Clearstream or Euroclear as a result of sales of notes by or through a Clearstream Participant or a Euroclear Participant to a participant in the Depositary will be received with value on the Depositary settlement date but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement in the Depositary.

    Although the Depositary, Clearstream, and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of notes among participants of the Depositary, Clearstream, and Euroclear, they are under no obligation to perform or continue to perform these procedures and these procedures may be discontinued at any time.

PAYMENT OF ADDITIONAL AMOUNTS

    We expect that all amounts payable with respect to principal of, interest on, or otherwise with respect to the notes will be paid free and clear of and without withholding or deduction for or on account of any present or future taxes, assessments or governmental charges imposed or levied by or on behalf of the United States or any political subdivision thereof or any authority or agency therein or thereof having power to tax, unless the withholding or deduction of such taxes, assessments or governmental charges is required by law.

    Any reference in the prospectus supplement to the payment of "principal" and/or "interest" in respect of the notes shall be deemed also to refer to any additional amounts which may be payable as described under this heading "Description of the Notes--Payment of Additional Amounts."

    Subject to the exceptions and limitations set forth below, we will pay as additional interest on the notes additional amounts so that the net payment of the principal of and interest on the notes to a person that is not a United States Holder (as defined in "Material United States Tax Considerations"), after deduction for any present or future tax, assessment, or governmental charge of the United States or a political subdivision or taxing authority thereof or therein, imposed by withholding with respect to the payment, will not be less than the amount that would have been payable had no withholding or deduction been required.

    Our obligation to pay additional amounts shall not apply:

    (1) to a tax, assessment, or governmental charge that is imposed or withheld solely because the holder, or a fiduciary, settlor, beneficiary, member, or shareholder of the holder if the holder is an estate, trust, partnership, or corporation, or a person holding a power over an estate or trust administered by a fiduciary holder:

       (a) is or was present or engaged in trade or business in the United States or has or had a permanent establishment in the United States;

       (b) has a current or former relationship with the United States, including a relationship as a citizen or resident thereof;

       (c) is or has been a foreign or domestic personal holding company, a passive foreign investment company, or a controlled foreign corporation with respect to the United States or a corporation that has accumulated earnings to avoid United States federal income tax or a private foundation or other tax-exempt organization; or

       (d) is or was a "10-percent shareholder" of CIT as defined in section 871(h)(3) of the Internal Revenue Code of 1986, as amended (the "Code"), or any successor provision;

    (2) to any holder that is not the sole beneficial owner of the notes, or a portion thereof, or that is a fiduciary or partnership, but only to the extent that the beneficial owner, a beneficiary or settlor with respect to the fiduciary, or a member of the partnership would not have been entitled to the payment of an additional amount had the beneficial owner, beneficiary, settlor, or member received directly its beneficial or distributive share of the payment;

    (3) to a tax, assessment, or governmental charge that is imposed or withheld solely because the holder or any other person failed to comply with certification, identification, or information reporting requirements concerning the nationality, residence, identity, or connection with the United States of the holder or beneficial owner of the notes, if, without regard to any tax treaty, compliance is required by statute or by regulation of the United States Treasury Department as a precondition to exemption from any tax, assessment, or other governmental charge;

    (4) to a tax, assessment, or governmental charge that is imposed other than by withholding by CIT or a paying agent from the payment;

    (5) to a tax, assessment, or governmental charge that is imposed or withheld solely because of a change in law, regulation, or administrative or judicial interpretation that becomes effective more than 15 days after the payment becomes due or is duly provided for, whichever occurs later;

    (6) to an estate, inheritance, gift, sales, excise, transfer, wealth, or personal property tax or a similar tax, assessment, or governmental charge;

    (7) to any tax, assessment, or other governmental charge any paying agent must withhold from any payment of principal of or interest on any note, if the payment can be made without that withholding by any other paying agent; or

    (8) in the case of any combination of the above items.

    The notes are subject in all cases to any tax, fiscal, or other law or regulation or administrative or judicial interpretation applicable. Except as specifically provided under this heading "Payment of Additional Amounts" and under the heading "Redemption Upon a Tax Event," we do not have to make any payment with respect to any tax, assessment, or governmental charge imposed by any government or a political subdivision or taxing authority.

REDEMPTION UPON A TAX EVENT

    If:

    - we become or will become obligated to pay additional amounts as described under the heading "--Payment of Additional Amounts" as a result of any change in, or amendment to, the laws (or any regulations or rulings promulgated thereunder) of the United States (or any political subdivision or taxing authority thereof or therein), or any change in, or amendments to, any official position regarding the application or interpretation of those laws, regulations, or rulings, which change or amendment is announced or becomes effective on or after the date of this prospectus supplement, or

    - a taxing authority of the United States takes an action on or after the date of this prospectus supplement, whether or not with respect to us or any of our affiliates, that results in a substantial probability that we will or may be required to pay additional amounts, then we may, at our option, redeem as a whole, but not in part, the notes on any interest payment date on not less than 30 nor more than 60 calendar days' prior notice, at a redemption price equal to 100% of their principal amount, together with interest accrued thereon to the date fixed for redemption; provided that we determine, in our business judgment, that the obligation to pay additional amounts cannot be avoided by the use of reasonable measures available to us, not including substitution of the obligor under the notes.

    A redemption under the second bullet point above may not be made unless we shall have received an opinion of independent counsel to the effect that an act taken by a taxing authority of the United States results in a substantial probability that we will or may be required to pay the additional amounts described herein under the heading "--Payment of Additional Amounts" and we shall have delivered to the Trustee a certificate, signed by a duly authorized officer, stating that based on that opinion we are entitled to redeem the notes pursuant to their terms.

NOTICES

    Notices to holders of the notes will be published in authorized newspapers in The City of New York, in London, and, so long as the notes are listed on the Luxembourg Stock Exchange, in Luxembourg. It is expected that publication will be made in The City of New York in The Wall Street Journal, in London in the Financial Times, and in Luxembourg in a daily published newspaper, expected to be the Luxemburger Wort. Any published notice shall be deemed to have been given on the date of its publication or, if published more than once, on the date of the first publication.

             MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

    The following summary, which was prepared by Wilmer, Cutler & Pickering, counsel to CIT, describes material United States federal income tax consequences of the ownership of notes as of the date of this prospectus supplement. Except where indicated, it deals only with notes held by initial purchasers as capital assets and does not deal with special situations, such as those of banks or dealers in securities or financial institutions, life insurance companies, United States Holders whose "functional currency" is not the U.S. dollar, persons holding notes in connection with a hedging transaction, "straddle," conversion transaction or other integrated transaction, traders in securities that elect to mark to market or holders liable for the alternative minimum tax. The discussion below also is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and the regulations ("Treasury Regulations"), rulings, and judicial decisions thereunder as of the date of this prospectus supplement. Those authorities may be repealed, revoked, modified, or otherwise changed so as to result in federal income tax consequences different from those discussed below. PERSONS CONSIDERING THE PURCHASE, OWNERSHIP, OR DISPOSITION OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE FEDERAL INCOME TAX CONSEQUENCES IN LIGHT OF THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

UNITED STATES HOLDERS

    A "United States Holder" of a note means a holder that is:

    - a citizen or resident of the United States;

    - a corporation or other entity that has elected to be treated as a corporation, created or organized in or under the laws of the United States, any state of the United States, or the District of Columbia;

    - an estate the income of which is subject to United States federal income taxation regardless of its source; or

    - a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

    A "Non-United States Holder" is a beneficial owner of a note, as defined for U.S. federal income tax purposes, that is not a United States Holder.

    If a note is held by an entity that is a flow-through entity for U.S. federal income tax purposes (e.g. a partnership or disregarded entity), the beneficial owner of the note is generally the owner of an interest in the flow-through entity (unless such owner is itself a flow-through entity). The treatment of the owner of an interest in a flow-through entity will generally depend upon the status of the owner and upon the activities of the flow-through entity. Holders of notes who are flow-through entities for U.S. tax purposes, and owners of interests in such flow-through entities, should consult their tax advisors about the U.S. federal income tax consequences of holding and disposing of notes.

    PAYMENTS OF INTEREST. Interest on a note will generally be taxable to a United States Holder as ordinary income from domestic sources at the time it is paid or accrued in accordance with the United States Holder's method of accounting for tax purposes.

    SALE, EXCHANGE, AND RETIREMENT OF NOTES. Upon the sale, exchange, or retirement of a note, a United States Holder will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange, or retirement and the adjusted tax basis of the note. A United States Holder's tax basis in a note will, in general, be the United States Holder's cost therefor. The amount realized excludes any amount attributable to interest accrued between interest payment dates, which will be included in income as interest in accordance with the United States Holder's method of accounting if not previously included in income. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if at the time of sale, exchange, or retirement the note has been held for more than one year. For individual United States Holders, net capital gains are, under certain circumstances, taxed at lower rates than ordinary income. The deductibility of capital losses is subject to limitations.

NON-UNITED STATES HOLDERS

    Under present United States federal tax law, and subject to the discussion below concerning backup withholding:

        (a) payments of principal, interest and premium on the notes by CIT or our paying agent to any Non-United States Holder will be exempt from the 30% United States federal withholding tax, provided that:

       - the holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of stock of CIT entitled to vote;

       - the holder is not a controlled foreign corporation related, directly or indirectly, to CIT through stock ownership; and

       - the statement requirement set forth in section 871(h) or section 881(c) of the Code has been fulfilled with respect to the beneficial owner, as discussed below;

        (b) a Non-United States Holder of a note will not be subject to United States federal income tax on gain realized on the sale, exchange, or retirement of the note, unless:

       - the holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met; or

       - the gain is effectively connected with the holder's conduct of a trade or business in the United States; and

        (c) a note held by an individual who is not, for United States estate tax purposes, a resident or citizen of the United States at the time of his death will not be subject to United States federal estate tax, provided that the individual does not own, actually or constructively, 10% or more of the total combined voting power of all classes of stock of CIT entitled to vote and, at the time of the individual's death, payments with respect to the note would not have been effectively connected to the conduct by the individual of a trade or business in the United States.

    The certification requirement referred to in subparagraph (a) will be fulfilled if the beneficial owner of a note certifies on Internal Revenue Service ("IRS") Form W-8BEN or other successor form, under penalties of perjury, that it is not a United States person and provides its name and address, and
(i) the beneficial owner files IRS Form W-8BEN or other successor form with the withholding agent or (ii) in the case of a note held on behalf of the beneficial owner by a securities clearing organization, bank, or other financial institution holding customers' securities in the ordinary course of its trade or business, the financial institution files with the withholding agent a statement that it has received the IRS Form W-8BEN or other successor form from the holder and furnishes the withholding agent with a copy thereof; provided that a foreign financial institution will fulfill the certification requirement by filing IRS Form W-8IMY if it has entered into an agreement with the IRS to be treated as a qualified intermediary. With respect to notes held by a foreign partnership, unless the foreign partnership has entered into a withholding agreement with the IRS, the foreign partnership will generally be required to provide an IRS Form W-8IMY or other successor form and to associate with such form an appropriate certification or other appropriate documentation from each partner. Prospective investors, including foreign partnerships and their partners, should consult their tax advisers regarding possible additional reporting requirements.

    If a Non-United States Holder of a note is engaged in a trade or business in the United States, and if interest on the note (or gain realized on its sale, exchange, or other disposition) is effectively connected with the conduct of its trade or business, the Non-United States Holder, although exempt from the withholding tax discussed in the preceding paragraphs, will be subject to regular United States income tax on its effectively connected income, generally in the same manner as if it were a United States Holder. See "United States Holders" above. In lieu of the certificates described in the preceding paragraph, a holder will be required to provide to the withholding agent a properly executed IRS Form W-8ECI or other successor form to claim an exemption from withholding tax. In addition, if a Non-United States Holder is a foreign corporation, it may be subject to a 30% branch profits tax (unless reduced or eliminated by an applicable treaty) on its earnings and profits for the taxable year attributable to its effectively connected income, subject to certain adjustments.

BACKUP WITHHOLDING AND INFORMATION REPORTING

    Under current United States federal income tax law, information reporting requirements apply to certain payments of principal, premium, and interest made to, and to the proceeds of sales before maturity by, non-corporate United States Holders. In addition, a backup withholding tax will apply if the non-corporate United States Holder (i) fails to furnish its Taxpayer Identification Number ("TIN") which, for an individual, is his Social Security Number, (ii) furnishes an incorrect TIN, (iii) is notified by the IRS that it has failed to properly report payments of interest and dividends, or (iv) under certain circumstances, fails to certify, under penalty of perjury, that it has furnished a correct TIN and has not been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments. The backup withholding rate is 30% for amounts paid after December 31, 2001, 29% for amounts paid after December 31, 2003, and 28% for amounts paid after December 31, 2005. However, for amounts paid after December 31, 2010, the backup withholding rate is currently scheduled to return to the 31% rate in effect prior to the enactment of the Economic Growth and Tax Relief Reconciliation Act of 2001. Holders should consult their tax advisers regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption if applicable.

    Information reporting and backup withholding will not apply to payments made on a note to Non-United States Holders if the certifications required by Code sections 871(h) and 881(c), as described above, are received, provided that CIT or our paying agent, as the case may be, does not have actual knowledge that the payee is a United States person.

    Under current Treasury regulations, payments on the sale, exchange, or other disposition of a note made to or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, if the broker is (i) a United States person, (ii) a controlled foreign corporation for United States federal income tax purposes, (iii) a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period, or (iv) a foreign partnership with certain connections to the United States, then information reporting will be required unless the broker has in its records documentary evidence that the beneficial owner is not a United States person and certain other conditions are met or the beneficial owner otherwise establishes an exemption. Backup withholding will apply to any payment that the broker is required to report if the broker has actual knowledge that the payee is a United States person. Payment to or through the United States office of a broker will be subject to backup withholding and information reporting unless the beneficial owner certifies, under penalties of perjury, that it is not a United States person or otherwise establishes an exemption.

    Non-United States Holders of notes should consult their tax advisers regarding the application of information reporting and backup withholding in their particular situations, the availability of an exemption therefrom, and the procedure for obtaining an exemption, if available.

    Any amounts withheld under the backup withholding rules will be allowed as a credit against the holder's United States federal income tax liability and may entitle that holder to a refund, provided that the required information is furnished to the IRS.

                                  UNDERWRITING

    Subject to the terms and conditions set forth in the underwriting agreement,
dated March   , 2002 (the "Underwriting Agreement"), among CIT and the
underwriters named below (the "Underwriters"), for whom Lehman Brothers Inc. and Salomon Smith Barney Inc. are acting as representatives, we have agreed to sell to each of the Underwriters, and each of the Underwriters has severally agreed to purchase, the principal amount of the notes set forth opposite its name below. See "Plan of Distribution" in the prospectus.

                                                            PRINCIPAL AMOUNT OF   PRINCIPAL AMOUNT OF
UNDERWRITERS                                                       NOTES                 NOTES
------------                                                -------------------   -------------------
Lehman Brothers Inc.......................................      $                     $
Salomon Smith Barney Inc..................................
                                                                -----------           -----------
  Total...................................................      $                     $
                                                                ===========           ===========

    We have been advised by the Underwriters that they propose initially to offer the notes to the public at the public offering prices set forth on the cover page of this prospectus supplement, and to certain dealers at a price less
a concession not in excess of    % of the principal amount of the
notes and   % of the principal amount of the     notes. The Underwriters may
allow, and these dealers may reallow, a concession to certain other dealers not
in excess of    % of the principal amount of the     notes and   % of the
principal amount of the     notes. After the initial public offering, the public
offering price and these concessions may be changed from time to time.

    Although application has been made to list the notes on the Luxembourg Stock Exchange, the notes are a new issue of securities with no established trading market. The Underwriters have advised us that they intend to make a market in the notes, but the Underwriters are not obligated to do so and may discontinue any market making at any time without notice. The trading market for the notes may not be liquid.

    The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all the notes if any are purchased.

    In connection with this offering, some or all of the Underwriters and their respective affiliates may engage in transactions that stabilize, maintain, or otherwise affect the market price of the notes. Those transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M under the Securities Exchange Act of 1934, pursuant to which those Underwriters and affiliates may bid for or purchase notes for the purpose of stabilizing the market price. The Underwriters also may create a short position for the account of the Underwriters by selling more notes in connection with this offering than they are committed to purchase from us. In that case, the Underwriters may purchase notes in the open market following completion of this offering to cover their short position. Any of the transactions described in this paragraph may result in the maintenance of the price of the notes at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if they are undertaken, they may be discontinued at any time.

    Some or all of the Underwriters or their affiliates have provided and will in the future continue to provide banking and/or other financial services to CIT and its subsidiaries. Because more than 10% of the net proceeds of the offering may be paid to the affiliates of the Underwriters, the offering is being made pursuant to Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers Inc.

    The Underwriting Agreement provides that CIT will indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or contribute to payments the Underwriters may be required to make in respect thereof.

                             OFFERING RESTRICTIONS

    The notes will be offered for sale in the United States and, from time to time, in jurisdictions outside the United States, subject to applicable law.

    Each Underwriter has agreed that it will not offer, sell, or deliver any of the notes, directly or indirectly, or distribute this prospectus supplement, the prospectus, any pricing supplement or any other offering material relating to the notes, in or from any jurisdiction except under circumstances that will, to the best of the Underwriter's knowledge and belief, result in compliance with the applicable laws and regulations and which will not impose any obligations on us except as set forth in the Underwriting.

    You may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country in which you purchase the notes. These taxes and charges are in addition to the issue price set forth on the cover page.

UNITED KINGDOM

    Each underwriter has represented and agreed that it:

    1. has not offered or sold and, prior to the expiry of a period of six months from the issue date of the notes, will not offer or sell any notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

    2. has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of the Financial Services and Markets Act of 2000 ("FSMA")) received by it in connection with the issue or sale of any notes in circumstances in which section 21(1) of the FSMA does not apply to the issuer; and

    3. has complied with and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

THE NETHERLANDS

    Each series of notes is being issued under the Euro-securities exemption pursuant to Article 6 of the Exemption Regulation (VRIJSTELLINSREGELING WEI TOEZICHT EFFECTANVERKEER) of December 21, 1995, as amended, of the Netherlands' Securities Market Supervision Act 1995 (WET TOEZICHT EFFECTENVERKEER) and accordingly each underwriter has represented and agreed that it has not publicly promoted and will not publicly promote the offer or sale of the notes being underwritten or sold by it by conducting a generalized advertising or cold-calling campaign within or outside The Netherlands.

JAPAN

    No series of notes has been nor will be registered under the Securities and Exchange Law of Japan and each of the underwriters has represented and agreed that it and its affiliates have not offered or sold, and will not offer or sell, directly or indirectly, any of the notes being underwritten or sold by it in or to residents of Japan or to any persons for reoffering or resale, directly or indirectly, in Japan or to any resident of Japan, except pursuant to an exemption from the registration requirements of the Securities and Exchange Law of Japan available thereunder and otherwise in compliance with the Securities and Exchange Law of Japan and the other relevant laws, regulations and guidelines of Japan.

                                 LEGAL MATTERS

    The validity of the notes offered will be passed upon for us by Wilmer, Cutler & Pickering, Washington, D.C. Certain legal matters in connection with the notes will be passed upon for the

Underwriters by Milbank, Tweed, Hadley & McCloy LLP, New York, New York. Milbank, Tweed, Hadley & McCloy LLP acts as counsel from time to time in matters for Tyco and certain of its subsidiaries including CIT.

                LUXEMBOURG LISTING AND OTHER GENERAL INFORMATION

    We have applied to list the notes on the Luxembourg Stock Exchange in accordance with the rules of the Luxembourg Stock Exchange. In connection with the listing application, we have deposited the Articles of Incorporation and the By-laws of CIT and a legal notice relating to the issuance of the notes prior to listing with the Chief Registrar of the District Court in Luxembourg (Greffier en Chef du Tribunal d'Arrondissement de et a Luxembourg), where you may obtain copies of these documents upon request. So long as any of the notes are outstanding, we will make available, at the office of BNP Paribas Luxembourg in Luxembourg, copies of these documents, this prospectus supplement, the prospectus, the Indenture, and our current annual and quarterly reports, as well as all future annual reports and quarterly reports. We will prepare our next annual report, which will cover the fiscal year ending September 30, 2002, within 90 days of September 30, 2002. BNP Paribas Luxembourg will act as intermediary between CIT and the holders of the notes. In addition, you may obtain free copies of the annual reports and quarterly reports of CIT at this office.

    The ISIN assigned to the      notes is      . The CUSIP number assigned to
the      notes is      . The ISIN assigned to the      notes is      . The CUSIP
number assigned to the      notes is      .

    Other than as disclosed or contemplated in this prospectus supplement or in the documents incorporated in this prospectus supplement by reference, there has been no material adverse change in the financial position of CIT since
September 30, 2001.

    Other than as disclosed or contemplated in this prospectus supplement or in the documents incorporated in this prospectus supplement by reference, neither CIT nor any of its subsidiaries is involved in, or aware of any pending or threatened, litigation, arbitration, or administrative proceedings relating to claims or amounts that are material in the context of the issuance of the notes.

    CIT's board of directors adopted resolutions authorizing the issuance and sale of the notes on June 1, 2001. We undertake that each issuance of notes from time to time under this prospectus supplement will be authorized by all necessary corporate action on our part.

    The notes, the Indenture, and the Underwriting Agreement are governed by, and are to be construed in accordance with, the laws of the State of New York and of the United States, applicable to agreements made and to be performed wholly within those jurisdictions.

    This prospectus supplement and the accompanying prospectus may be used only for the purposes for which they were published. This prospectus supplement and the accompanying prospectus together represent an offer to sell the notes but only under circumstances and in jurisdictions where it is lawful to do so.

    We have undertaken, in connection with the listing of the notes, that if, while notes are outstanding and listed on the Luxembourg Stock Exchange, there shall occur any adverse change in our business or financial position that is material in the context of the issuance of the notes which is not reflected in this prospectus supplement (or any of the documents incorporated by reference in this prospectus supplement) and if so required by the Luxembourg Stock Exchange, we will prepare or procure the preparation of an amendment or supplement of this prospectus supplement or, as the case may be, publish a new prospectus supplement for use in connection with any subsequent offering by us of notes to be listed on the Luxembourg Stock Exchange. Because the prospectus supplement supersedes the attached prospectus to the extent that they are inconsistent, we undertake to revise the attached prospectus only where changes in our business or financial condition cannot be addressed through amendments to this prospectus supplement.

PROSPECTUS

                                     [LOGO]

                              THE CIT GROUP, INC.

                                DEBT SECURITIES

                                ----------------

    We may issue up to an aggregate of $16,202,600,000 of debt securities in one or more series with the same or different terms.

    When we offer specific debt securities, we will disclose the terms of those debt securities in a prospectus supplement that accompanies this prospectus. The prospectus supplement may also add, update and modify information contained or incorporated by reference in this prospectus. BEFORE YOU MAKE YOUR INVESTMENT DECISION, WE URGE YOU TO CAREFULLY READ THIS PROSPECTUS AND THE PROSPECTUS SUPPLEMENT DESCRIBING THE SPECIFIC TERMS OF ANY OFFERING, TOGETHER WITH ADDITIONAL INFORMATION DESCRIBED UNDER THE HEADING "WHERE YOU CAN FIND MORE INFORMATION."

    These debt securities may be either senior or senior subordinated in priority of payment and will be direct unsecured obligations.

    The terms of any debt securities offered to the public will depend on market conditions at the time of sale. We reserve the sole right to accept or reject, in whole or in part, any proposed purchase of the debt securities that we offer.

                            ------------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    THIS PROSPECTUS MAY NOT BE USED TO CONSUMMATE SALES OF OFFERED SECURITIES UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

                 THE DATE OF THIS PROSPECTUS IS AUGUST 9, 2001

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
THE CIT GROUP, INC..........................................      3

SUMMARY OF FINANCIAL INFORMATION............................     10

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS...........     12

USE OF PROCEEDS.............................................     12

DESCRIPTION OF DEBT SECURITIES..............................     13

PLAN OF DISTRIBUTION........................................     19

EXPERTS.....................................................     20

LEGAL OPINIONS..............................................     20

WHERE YOU CAN FIND MORE INFORMATION.........................     20

                              THE CIT GROUP, INC.

GENERAL

    CIT, a wholly-owned subsidiary of Tyco International Ltd., is a leading global source of financing and leasing capital for companies in more than 30 industries, including many of today's leading industries and emerging businesses, offering vendor, equipment, commercial, factoring, consumer, and structured financing capabilities. We had $54.0 billion of managed assets and $6.0 billion of stockholders' equity at March 31, 2001. Our principal executive offices are located at 1211 Avenue of the Americas, New York, New York 10036 and our telephone number is (212) 536-1390.

    We commenced operations in 1908 and have developed a broad array of "franchise" businesses that focus on specific industries, asset types and markets, which are balanced by client, industry and geographic diversification.

    Prior to June 1, 2001, we operated as The CIT Group, Inc., a Delaware corporation ("CIT Delaware"). On June 1, 2001, CIT Delaware was acquired by Tyco in a merger of CIT Delaware with CIT Holdings (NV) Inc., a Nevada corporation and a wholly-owned subsidiary of Tyco. Immediately following the merger, CIT Holdings, which was the surviving corporation in the merger, contributed all of the assets of CIT Delaware to a Nevada subsidiary, and the subsidiary assumed all of the liabilities of CIT Delaware. In connection with this contribution, the subsidiary changed its name to The CIT Group, Inc., under which name we continue to operate.

    CIT will be solely responsible for repayment of the debt securities issued under this prospectus.

    Unless the context otherwise requires and except as specified in the following sentence, as used in this prospectus, the terms "we," "our," "us," and "CIT" refer collectively to The CIT Group, Inc. and its consolidated subsidiaries and do not refer to CIT Holdings, Tyco or any of Tyco's subsidiaries that are not direct or indirect wholly-owned subsidiaries of CIT. With respect to historical financial information and segment reporting described in this prospectus, the terms "we," "our," "us," and "CIT" refer collectively to CIT Delaware and its consolidated subsidiaries prior to the acquisition by Tyco.

    We are organized into five business segments as follows:

    - Equipment Financing and Leasing

    - Vendor Technology Finance

    - Commercial Finance

    - Structured Finance

    - Specialty Finance (includes consumer receivables and certain small ticket commercial financing and leasing assets)

    Certain segments conduct their operations through strategic business units that market their products and services to satisfy the financing needs of specific customers, industries, vendors/manufacturers and markets. Our business segments are described in greater detail in the following pages.

    Our commercial operations are diverse and provide a wide range of financing and leasing products to small, midsize and larger companies across a wide variety of industries, including: manufacturing, retailing, transportation, aerospace, construction and various service related industries. The secured lending, leasing and factoring products of our commercial operations include direct loans and leases, operating leases, leveraged and single investor leases, secured revolving lines of credit and term loans, credit protection, accounts receivable collection, import and export financing and factoring, debtor-in-possession and turnaround financing, and acquisition and expansion financing. In total, as of March 31, 2001, our commercial segments, (excluding the assets held by Specialty Finance) hold combined financing and leasing assets of $37.1 billion, and managed assets of $44.8 billion, representing 85.3% and 83.0% of our consolidated financing and leasing assets and total managed assets, respectively.

EQUIPMENT FINANCING AND LEASING SEGMENT

    Our Equipment Financing and Leasing operations had total financing and leasing assets of $17.4 billion at March 31, 2001, representing 40.1% of total financing and leasing assets. On a managed basis, Equipment Financing and Leasing totaled $22.0 billion or 40.8% of total managed assets. We conduct our Equipment Financing and Leasing operations through two strategic business units:

    - EQUIPMENT FINANCING offers secured equipment financing and leasing and focuses on the broad distribution of its products through manufacturers, dealers/distributors, intermediaries and direct calling efforts primarily with the construction, transportation, technology, manufacturing, machine tool and other industries.

    - CAPITAL FINANCE offers secured equipment financing and leasing by directly marketing customized transactions, particularly operating leases of commercial aircraft and rail equipment.

    Equipment Financing and Capital Finance personnel have extensive expertise in managing equipment over its full life cycle, including purchasing new equipment, maintaining and repairing equipment, estimating residual values and remarketing via re-leasing or selling equipment. Equipment Financing's and Capital Finance's equipment and industry expertise enable them to effectively evaluate residual value risk. For example, Capital Finance can repossess commercial aircraft, if necessary, obtain any required maintenance and repairs for such aircraft and recertify such aircraft with appropriate authorities. We manage the equipment, residual value and the risk of equipment remaining idle for extended periods of time, and where appropriate, we locate alternative equipment users or purchasers.

EQUIPMENT FINANCING

    Equipment Financing is the largest of our strategic business units with total financing and leasing assets of $11.9 billion at March 31, 2001, representing 27.4% of our total financing and leasing assets. On a managed asset basis, Equipment Financing represents $16.5 billion or 30.6% of total managed assets. Equipment Financing offers secured equipment financing and leasing products, including loans, leases, wholesale and retail financing for distributors and manufacturers, loans guaranteed by the U.S. Small Business Administration, operating leases, sale and leaseback arrangements, portfolio acquisitions, municipal leases, revolving lines of credit and in-house syndication capabilities.

    Equipment Financing is a diversified, middle market, secured equipment lender that has a global presence with strong North American marketing coverage. At March 31, 2001, its portfolio included significant financing and leasing assets to customers in a number of different industries, with manufacturing being the largest as a percentage of financing and leasing assets, followed by construction and transportation.

    Equipment Financing originates products through direct calling on customers and through relationships with manufacturers, dealers/distributors and intermediaries that have leading or significant marketing positions in their respective industries. This provides Equipment Financing with efficient access to equipment end-users in many industries across a variety of equipment types.

CAPITAL FINANCE

    Capital Finance had financing and leasing assets of $5.5 billion at March 31, 2001, which represented 12.7% of our total financing and leasing assets and 10.2% of managed assets. Capital Finance specializes in providing customized leasing and secured financing primarily to end-users of commercial aircraft and railcars, including operating leases, single investor leases, equity portions of leveraged leases, sale and leaseback arrangements, as well as loans secured by equipment. Typical Capital Finance customers are middle-market to larger-sized companies. New business is generated through direct calling efforts supplemented with transactions introduced by intermediaries and other referral sources.

    Capital Finance has provided financing to commercial airlines for over 30 years. The Capital Finance aerospace portfolio includes most of the leading U.S. and foreign commercial airlines, with the fleet approaching 300 aircraft, most of which are 10 years old or less. Capital Finance has developed strong direct relationships with most major airlines and all major aircraft and aircraft engine manufacturers. This provides Capital Finance with access to technical information, which enhances customer service and provides opportunities to finance new business.

    Capital Finance has over 25 years experience in financing the rail industry, contributing to its knowledge of asset values, industry trends, product structuring and customer needs. Capital Finance has a dedicated rail equipment group, maintains relationships with several leading railcar manufacturers and has a significant direct calling effort on all railroads and rail shippers in the United States. The Capital Finance rail portfolio includes all of the U.S. and Canadian Class I railroads and numerous shippers. The operating lease fleet includes primarily covered hopper cars used to ship grain and agricultural products, plastic pellets and cement; gondola cars for coal, steel coil and mill service; open hopper cars for coal and aggregates; center beam flat cars for lumber; and boxcars for paper and auto parts. Capital Finance also has a fleet of locomotives on lease to U.S. railroads.

VENDOR TECHNOLOGY FINANCE SEGMENT

    The financing and leasing assets of Vendor Technology Finance (VTF) totaled $8.8 billion and comprised 20.2% of our total financing and leasing assets at March 31, 2001. On a managed asset basis, VTF totaled $11.9 billion or 22.0% of total managed assets. VTF customers range from small-market businesses and consumers to larger sized companies. VTF operates globally through operations in the United States, Canada, Europe, Latin America, Asia, and Australia, and serves many industries, including a wide range of manufacturers. This international platform provides a global presence to attract and retain large, sales oriented corporate vendor partners through traditional vendor finance programs, joint ventures and profit sharing arrangements.

    VTF builds alliances with industry-leading equipment vendors, including manufacturers, dealers and distributors, to deliver customized asset-based sales and financing solutions in a wide array of vendor programs. These alliances allow our vendor partners to better utilize core competencies, reduce capital needs and drive incremental sales volume. VTF offers credit financing to the manufacturer's customers for the purchase or lease of the manufacturer's products, while also offering enhanced sales tools to manufacturers and vendors, such as asset management services, efficient loan processing and real-time credit adjudication. By working in partnership with select vendors, VTF is integrated with the vendor's business planning process and product offering systems to improve execution and reduce cycle times. VTF has significant vendor programs in information technology and telecommunications equipment.

    These vendor alliances are characterized by the use of joint ventures, profit sharing and other transaction structures. In the case of joint ventures, VTF and the vendor combine financing activities through a distinct legal entity that is jointly owned. Generally, these arrangements are accounted for on an equity basis, with profits and losses distributed according to the joint venture agreement. Additionally, VTF generally purchases finance receivables originated by the joint venture entities. VTF also utilizes "virtual joint ventures", whereby the assets are originated on VTF's balance sheet, while profits and losses are shared with the vendor. These types of strategic alliances are a key source of business for VTF. New business is also generated through intermediaries and other referral sources, as well as through direct end-user relationships.

COMMERCIAL FINANCE SEGMENT

    At March 31, 2001, the financing and leasing assets of our Commercial Finance segment totaled $8.0 billion, representing 18.4% of total financing and leasing assets and 14.8% of managed assets. We conduct our Commercial Finance operations through two strategic business units, both of which focus on accounts receivable and inventories as the primary source of security for their lending transactions.

    - COMMERCIAL SERVICES provides secured financing, as well as factoring and receivable/collection management products to companies in the apparel, textile, furniture, home furnishings and other industries.

    - BUSINESS CREDIT provides secured financing to a full range of borrowers from small to larger-sized companies.

COMMERCIAL SERVICES

    Commercial Services had total financing and leasing assets of $4.4 billion at March 31, 2001, which represented 10.2% of our total financing and leasing assets and 8.2% of managed assets. Commercial Services offers a full range of domestic and international customized credit protection, lending and outsourcing services that include working capital and term loans, factoring, receivable management outsourcing, bulk purchases of accounts receivable, import and export financing and letter of credit programs.

    Commercial Services provides financing to clients through the purchase of accounts receivable owed to clients by their customers, as well as by guaranteeing amounts due under letters of credit issued to the clients' suppliers, which are collateralized by accounts receivable and other assets. The purchase of accounts receivable is traditionally known as "factoring" and results in the payment by the client of a factoring fee which is commensurate with the underlying degree of credit risk and recourse, and which is generally a percentage of the factored receivables or sales volume. When Commercial Services "factors" (i.e., purchases) a customer invoice from a client, it records the customer receivable as an asset and also establishes a liability for the funds due to the client ("credit balances of factoring clients"). Commercial Services also may advance funds to its clients prior to collection of receivables, typically in an amount up to 80% of eligible accounts receivable (as defined for that transaction), charging interest on such advances (in addition to any factoring fees) and satisfying such advances from receivables collections.

    Clients use Commercial Services' products and services for various purposes, including improving cash flow, mitigating or reducing the risk of charge-offs, increasing sales and improving management information.

    Commercial Services generates business regionally from a variety of sources, including direct calling efforts and referrals from existing clients and other sources. Additionally, acquisitions have played a large role in the growth of Commercial Services.

BUSINESS CREDIT

    Financing and leasing assets of Business Credit totaled $3.6 billion at March 31, 2001 and represented 8.2% of our total financing and leasing assets and 6.6% of managed assets. Business Credit offers revolving and term loans secured by accounts receivable, inventories and fixed assets to smaller through larger-sized companies. Clients use such loans primarily for working capital, growth, expansion, acquisitions, refinancings, debtor-in-possession financing, reorganizations, restructurings and turnaround financings. Business Credit sells and purchases participation interests in such loans to and from other lenders.

    Through its variable interest rate senior revolving and term loan products, Business Credit meets its customers' financing needs for working capital, growth, acquisition and other financing situations not otherwise met through bank or other unsecured financing alternatives. Business Credit typically structures financings on a fully secured basis, though, from time to time, it may look to a customer's cash flow to support a portion of the credit facility. Revolving and term loans are made on a variable interest rate basis based on published indexes such as LIBOR or a prime rate of interest.

    Business Credit originates business through direct calling efforts and intermediary and referral sources, as well as through sales and regional offices. Business Credit has focused on increasing the proportion of direct business origination to improve its ability to capture or retain refinancing opportunities and to enhance finance income. Business Credit has developed long-term relationships with selected finance companies, banks and other lenders and with many diversified referral sources.

STRUCTURED FINANCE SEGMENT

    At March 31, 2001, Structured Finance had financing and leasing assets of $2.9 billion, comprising 6.6% of our total financing and leasing assets and 5.4% of managed assets. Structured Finance operates internationally through operations in the United States, Canada and Europe. Structured Finance provides specialized investment banking services to the international corporate finance and institutional finance markets by providing asset-based financing for large ticket asset acquisitions and project financing and related advisory services to equipment manufacturers, corporate clients, regional airlines, governments and public sector agencies. Communications, transportation and the power and utilities sectors are among the industries that Structured Finance serves.

    Structured Finance also serves as an origination conduit to its lending partners by seeking out and creating investment opportunities. Structured Finance has established relationships with insurance companies and institutional investors and can arrange financing opportunities that meet asset class, yield, duration and credit quality requirements. Accordingly, Structured Finance has considerable syndication and fee generation capacity.

    Structured Finance also includes our CIT Group/Equity Investments and its subsidiary, CIT Group/Venture Capital. Equity Investments originates and purchases private equity and equity-related securities, arranges transaction financing, and participates in merger and acquisition transactions. Equity Investments has investments in emerging growth enterprises in selected industries, including the information technology, communications, life science and consumer products industries. Equity Investments had total investments of $309.4 million at March 31, 2001.

SPECIALTY FINANCE

    Specialty Finance segment includes all consumer related receivables, as well as certain small ticket commercial financing and leasing assets. At March 31, 2001, our Specialty Finance segment financing and leasing assets totaled $6.4 billion, representing 14.7% of total financing and leasing assets. Total Specialty Finance managed assets were $9.2 billion, representing 17.0% of our total managed assets.

    Our consumer business is focused primarily on home equity lending and on retail sales financing secured by recreational vehicles and manufactured housing. As a part of an ongoing strategy to maximize the value of our origination network and to improve overall profitability, Specialty Finance sells individual loans and portfolios of loans to banks, thrifts and other originators of consumer loans.

    The unit also provides contract servicing for securitization trusts and other third parties through a centralized Asset Service Center.

    Our home equity products include both fixed and variable rate closed-end loans and variable rate lines of credit. We primarily originate, purchase and service loans secured by first or second liens on detached, single family residential properties. Customers borrow for the purpose of consolidating debts, refinancing an existing mortgage, funding home improvements, paying education expenses and, to a lesser extent, purchasing a home, among other reasons. Specialty Finance primarily originates loans through brokers and correspondents with a high proportion of home equity applications processed electronically over the internet via BrokerEdge(SM) using our proprietary systems. Through experienced lending professionals and automation, Specialty Finance provides rapid turnaround time from application to loan funding, a characteristic considered to be critical by its broker relationships.

    Specialty Finance also provided nationwide retail financing for the purchase of new and used recreational vehicles and manufactured housing. These loans were predominantly originated through recreational vehicle and manufactured housing dealer, manufacturer and broker relationships. During the second quarter of 2001, we sold our manufactured housing portfolio and exited the recreational vehicle origination market and placed our existing recreational vehicle portfolio on liquidation status.

SERVICING

    The Asset Service Center centrally services and collects substantially all of our Specialty Finance receivables, including loans originated or purchased by our Specialty Finance Segment, as well as loans originated or purchased and subsequently securitized with servicing retained. The servicing portfolio also includes loans owned by third parties that are serviced by our Specialty Finance Segment for a fee on a "contract" basis. These third-party portfolios totaled $1.5 billion at March 31, 2001.

SECURITIZATION PROGRAM

    We fund most of our assets on balance sheet using our access to the commercial paper, medium-term note and capital markets. In an effort to broaden funding sources and to provide an additional source of liquidity, we have in place an array of programs to access both the public and private asset backed securitization markets. Current products utilized in these programs include commercial receivables and leases and consumer loans secured by recreational vehicles and residential real estate. During the first quarter of 2001, we securitized $1.1 billion of financing and leasing assets and the outstanding securitized asset balance at March 31, 2001 was $10.5 billion or 19.5% of our total managed assets.

    Under a typical asset backed securitization, we sell a "pool" of secured loans or leases to a special purpose entity, typically a trust. The special-purpose entity, in turn, issues certificates and/or notes that are collateralized by the pool and entitle the holders thereof to participate in certain pool cash flows. We retain the servicing of the securitized contracts, for which we earn a servicing fee. We also participate in certain "residual" cash flows (cash flows after payment of principal and interest to certificate and/or note holders, servicing fees and other credit related disbursements). At the date of securitization, we estimate the "residual" cash flows to be received over the life of the securitization, record the present value of these cash flows as a retained interest in the securitization (retained interests can include bonds issued by the special-purpose entity, cash reserve accounts on deposit in the special-purpose entity or interest only receivables) and recognize a gain.

    In estimating residual cash flows and the value of the retained interests, we make a variety of financial assumptions, including pool credit losses, prepayment speeds and discount rates. These assumptions are empirically supported by both our historical experience and anticipated trends relative to the particular products securitized. Subsequent to recording the retained interests, we review them quarterly for impairment. These reviews are performed on a disaggregated basis. Fair values of retained interests are calculated utilizing current pool demographics, actual note/certificate outstandings, current and anticipated credit losses, prepayment speeds and discount rates. These revised fair values are then compared to our carrying values. Our retained interests had a carrying value at March 31, 2001 of approximately $881.5 million, including interests in commercial securitized assets of approximately $730.4 million and consumer securitized assets of approximately $151.1 million. Retained interests are subject to credit and prepayment risk.

COMPETITION

    Our markets are highly competitive and are characterized by competitive factors that vary based upon product and geographic region. Competitors include captive and independent finance companies, commercial banks and thrift institutions, industrial banks, leasing companies, manufacturers and vendors.

Substantial financial services networks have been formed by insurance companies and bank holding companies that compete with us. On a local level, community banks and smaller independent finance and/ or mortgage companies are a competitive force. Some competitors have substantial local market positions. Many of our competitors are large companies that have substantial capital, technological and marketing resources. Some of these competitors are larger than us and may have access to capital at a lower cost than us. Competition has been enhanced in recent years by a strong economy and growing marketplace liquidity. The markets for most of our products are characterized by a large number of competitors. However, with respect to some of our products, competition is more concentrated.

    We compete primarily on the basis of pricing, terms and structure. From time to time, our competitors seek to compete aggressively on the basis of these factors and we may lose market share to the extent we are unwilling to match competitor pricing and terms in order to maintain interest margins and/or credit standards.

    Other primary competitive factors include industry experience and client service and relationships. In addition, demand for our products with respect to certain industries, such as the commercial airline industry, will be affected by demand for such industry's services and products and by industry regulations.

REGULATION

    Our operations are subject, in certain instances, to supervision and regulation by state, federal and various foreign governmental authorities and may be subject to various laws and judicial and administrative decisions imposing various requirements and restrictions, which, among other things:

    - regulate credit granting activities, including establishing licensing requirements, if any, in applicable jurisdictions;

    - establish maximum interest rates, finance charges and other charges;

    - regulate customers' insurance coverages;

    - require disclosures to customers;

    - govern secured transactions;

    - set collection, foreclosure, repossession and claims handling procedures and other trade practices;

    - prohibit discrimination in the extension of credit and administration of loans; and

    - regulate the use and reporting of information related to a borrower's credit experience.

    In addition to the foregoing, CIT OnLine Bank, a Utah industrial loan corporation wholly owned by CIT, is subject to regulation and examination by the Federal Deposit Insurance Corporation and the Utah Department of Financial Institutions.

    The above regulation and supervision could limit our discretion in operating our businesses. For example, state laws often establish maximum allowable finance charges for certain consumer and commercial loans. Noncompliance with applicable statutes or regulations could result in the suspension or revocation of any license or registration at issue, as well as the imposition of civil fines and criminal penalties. No assurance can be given that applicable laws or regulations will not be amended or construed differently, that new laws and regulations will not be adopted or that interest rates we charge will not rise to maximum levels permitted by law, the effect of any of which could be to adversely affect our business or results of operations.

                        SUMMARY OF FINANCIAL INFORMATION

    The following is a summary of certain financial information of CIT Delaware and its subsidiaries. The data for the three month periods ended March 31, 2001 and 2000 was obtained from the unaudited condensed consolidated financial statements of CIT Delaware as of and for the three month periods ended
March 31, 2001 and 2000 included in CIT Delaware's Quarterly Report on Form 10-Q, dated May 15, 2001. The data for the years ended December 31, 2000, 1999 and 1998 were obtained from CIT Delaware's audited consolidated financial statements contained in CIT Delaware's 2000 Annual Report on Form 10-K. The data for the years ended December 31, 1997 and 1996 was obtained from audited consolidated statements of CIT Delaware that are not incorporated by reference in this prospectus. This summary should be read in conjunction with the financial information of CIT Delaware included in the reports referred to under "Where You Can Find More Information" beginning on page 20.

                            THREE MONTHS ENDED
                                 MARCH 31,                      YEARS ENDED DECEMBER 31,
DOLLARS IN MILLIONS         -------------------   ----------------------------------------------------
                              2001       2000       2000       1999       1998       1997       1996
                            --------   --------   --------   --------   --------   --------   --------
                                (UNAUDITED)
Finance income............  $1,376.8   $1,228.8   $5,248.4   $2,565.9   $2,015.1   $1,824.7   $1,646.2
Interest expense..........     625.7      571.9    2,497.7    1,293.4    1,040.8      937.2      848.3
                            --------   --------   --------   --------   --------   --------   --------
Net finance income........     751.1      656.9    2,750.7    1,272.5      974.3      887.5      797.9
Depreciation on operating
  lease equipment.........     346.4      307.8    1,281.3      355.1      169.5      146.8      121.7
                            --------   --------   --------   --------   --------   --------   --------
Net finance margin........     404.7      349.1    1,469.4      917.4      804.8      740.7      676.2
Other revenue.............     211.6      238.2      912.0      350.8      255.4      247.8      244.1
Gain on sale of equity
  interest acquired in
  loan workout............        --         --         --         --         --       58.0         --
                            --------   --------   --------   --------   --------   --------   --------
Operating revenue.........     616.3      587.3    2,381.4    1,268.2    1,060.2    1,046.5      920.3
                            --------   --------   --------   --------   --------   --------   --------
Salaries and employee
  benefits................     154.7      164.2      600.7      309.4      245.4      253.5      223.0
General operating
  expenses................     108.8      104.0      434.5      206.6      162.3      166.5      162.3
                            --------   --------   --------   --------   --------   --------   --------
Total salaries and general
  operating expenses......     263.5      268.2    1,035.2      516.0      407.7      420.0      385.3
Provision for credit
  losses..................      68.3       61.6      255.2      110.3       99.4      113.7      111.4
Goodwill amortization.....      22.5       20.5       86.3       25.7       10.1        8.4        7.8
Minority interest in
  subsidiary trust holding
  solely debentures of
  CIT.....................       4.8        4.8       19.2       19.2       19.2       16.3         --
                            --------   --------   --------   --------   --------   --------   --------
Operating expenses........     359.1      355.1    1,395.9      671.2      536.4      558.4      504.5
                            --------   --------   --------   --------   --------   --------   --------
Income before provision
  for income taxes........     257.2      232.2      985.5     597.00      523.8      488.1      415.8
Provision for income
  taxes...................      97.1       88.3      373.9      207.6      185.0      178.0      155.7
                            --------   --------   --------   --------   --------   --------   --------
Net income................  $  160.1   $  143.9   $  611.6   $  389.4   $  338.8   $  310.1   $  260.1
                            ========   ========   ========   ========   ========   ========   ========

    The following table sets forth the ratio of earnings to fixed charges of CIT Delaware for each of the periods indicated.

RATIOS OF EARNINGS TO FIXED CHARGES

                                                 THREE MONTHS
                                                     ENDED
                                                   MARCH 31,                      YEARS ENDED DECEMBER 31,
                                              -------------------   ----------------------------------------------------
                                                2001       2000       2000       1999       1998       1997       1996
                                              --------   --------   --------   --------   --------   --------   --------
Ratios of Earnings to Fixed Charges            1.40x      1.40x      1.39x      1.45x      1.49x      1.51x      1.49x

    We have computed the ratios of earnings to fixed charges in accordance with requirements of the SEC's Regulation S-K. Earnings consist of income from continuing operations before income taxes and fixed charges. Fixed charges consist of interest on indebtedness, minority interest in a subsidiary trust holding solely debentures of CIT Delaware and the portion of rentals considered to represent an appropriate interest factor.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

    This prospectus contains or incorporates by reference forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements do not discuss historical facts but instead note future expectations, projections, intentions or other items relating to the future.

    Forward-looking statements are subject to known and unknown risks, uncertainties, and other factors that may cause our actual results or performance to differ materially from those contemplated by the forward-looking statements in the text. Other important factors that could cause actual results to differ include:

    - The results of our efforts to implement our business strategy. Failure to fully implement our business strategy might result in decreased market penetration, adverse effects on results of operations, and other adverse results.

    - The effect of economic conditions and the performance of our borrowers. Economic conditions in general or in particular market segments could impact the ability of our borrowers to operate or expand their businesses, which might result in decreased performance or repayment of their obligations or reduced demand for additional financing needs.

    - Actions of our competitors and our ability to respond to those actions. We seek to remain competitive without sacrificing prudent lending standards. Doing business under those standards becomes more difficult, however, when competitors offer financing with less stringent criteria. We seek to maintain credit quality at the risk of growth in assets, if necessary.

    - The cost of our capital. That cost depends on many factors, some of which are beyond our control, such as our portfolio quality, ratings, prospects and outlook.

    - Changes in government regulations, tax rates and similar matters. For example, government regulations could significantly increase the cost of doing business or could eliminate certain tax advantages of some of our financing products.

    - Other risks detailed in our other SEC reports or filings.

    Except as required by law, we do not intend to update forward-looking information to reflect actual results or changes in assumptions or other factors that could affect those statements. We cannot predict your risk in relying on forward-looking statements in light of the many factors that could affect their accuracy.

                                USE OF PROCEEDS

    We intend to use the net proceeds from the sale of any debt securities offered under this prospectus to provide additional working funds for us and our subsidiaries. Generally, we use the proceeds of our short-term borrowings primarily to originate and purchase receivables in the ordinary course of our business. We have not yet determined the amounts that we may use in connection with our business or that we may furnish to our subsidiaries. From time to time, we may also use the proceeds to finance the bulk purchase of receivables and/or the acquisition of other finance-related businesses.

                         DESCRIPTION OF DEBT SECURITIES

    The debt securities offered by this prospectus will be unsecured obligations of CIT and will be either senior debt or senior subordinated debt. Senior debt will be issued under a senior debt indenture. Senior subordinated debt will be issued under a senior subordinated debt indenture. The senior debt indenture and the senior subordinated debt indenture are sometimes referred to in this prospectus individually as an "indenture" and collectively as the "indentures." We have filed forms of the global senior indenture and subordinated indenture as exhibits to the registration statement on Form S-3 (No. 333-62540) under the Securities Act of 1933, of which this prospectus is a part. The terms of the indentures are also governed by the applicable provisions of the Trust Indenture Act of 1939.

    The following briefly summarizes the material provisions of the indentures and the debt securities, other than pricing and related terms disclosed in the accompanying prospectus supplement. You should read the more detailed provisions of the applicable indenture, including the defined terms, for provisions that may be important to you. You should also read the particular terms of a series of debt securities, which will be described in more detail in the applicable prospectus supplement. Copies of the indentures may be obtained from CIT or the applicable trustee. So that you may easily locate the more detailed provisions, the numbers in parentheses below refer to sections in the applicable indenture or, if no indenture is specified, to sections in each of the indentures. Wherever particular sections or defined terms of the applicable indenture are referred to, these sections or defined terms are incorporated into this prospectus by reference and the statements in this prospectus are qualified by that reference.

GENERAL

    The indentures provide that any debt securities that we issue will be issued in fully registered form. We may issue the debt securities in one or more separate series of senior or senior subordinated securities. Debt securities in a particular series may have different maturities or different purchase prices. (See Section 2.01 of the indentures).

    The debt securities that we issue will constitute either "superior indebtedness" or "senior subordinated indebtedness," as those terms are defined below. From time to time, we may issue senior debt securities or "senior securities," in one or more separate series of debt securities. We will issue each series of senior securities under separate indentures, each substantially in the form of a global senior indenture filed with the SEC. We will enter into each senior indenture with a banking institution organized under the laws of the United States or one of the states thereof. We refer to this banking institution as a "senior trustee."

    From time to time, we may also issue senior subordinated debt securities as one or more separate series of debt securities. We will issue each series of senior subordinated securities under one or more separate indentures, each substantially in the form of a senior subordinated global indenture filed with the SEC. We will enter into each senior subordinated indenture with a banking institution organized under the laws of the United States or one of the states thereof. We refer to this banking institution as "senior subordinated trustee."

    LIMITATIONS ON INDEBTEDNESS. The terms of the senior indentures do not limit the amount of debt securities or other unsecured superior indebtedness that we may issue. The terms of the senior indentures also do not limit the amount of subordinated debt, secured or unsecured, that we may issue. The terms of some of the senior subordinated indentures may limit the amount of debt securities or other unsecured senior subordinated indebtedness that we may issue or limit the amount of junior subordinated indebtedness that we may issue. For a description of these limitations, see "Description of Debt Securities--Restrictive Provisions and Covenants" on page 15. At March 31, 2001, approximately $100.0 million of senior subordinated indebtedness was issued and outstanding. At March 31, 2001, under the most restrictive provisions of the senior subordinated indentures, we could issue up to approximately $6.0 billion of additional senior subordinated indebtedness.

    ORIGINAL ISSUE DISCOUNT. Debt securities bearing no interest or a below market interest rate when issued are known as original issue discount securities. We will offer any original issue discount securities which we issue at a discount, which may be substantial, below their stated principal amount. You should refer to the prospectus supplement for a description of federal income tax consequences and other special considerations applicable to original issue discount securities.

    PARTICULAR TERMS OF OFFERED DEBT SECURITIES. You should refer to the prospectus supplement for a description of the particular terms of any debt securities that we offer for sale. The following are some of the terms of these debt securities that we will describe in the prospectus supplement:

    - title, designation, total principal amount and authorized denominations;

    - percentage of principal amount at which debt securities will be issued;

    - maturity date or dates;

    - interest rate or rates (which may be fixed or variable) per annum, the method of determining the interest rate or rates and any original issue discount;

    - payment dates for interest and principal and the provisions for accrual of interest;

    - provisions for any sinking, purchase or other comparable fund;

    - any redemption terms;

    - designation of the place where registered holders of debt securities may be paid or may transfer or redeem debt securities;

    - designation of any foreign currency, including composite currencies, in which the debt securities may be issued or paid and any terms under which a holder of debt securities may elect to be paid in a different currency than the currency of the debt securities;

    - any index that may be used to determine the amounts of principal, interest or any other payment due on the debt securities; and

    - designation of the debt securities as senior securities or senior subordinated securities. (See Section 2.01 of the indentures).

    PAYMENT. Unless otherwise specified in the prospectus supplement, we will make all payments due on debt securities, less any applicable withholding taxes, at the office of CIT or its agent maintained for this purpose in New York, New York. However, at our option, we may pay interest, less any applicable withholding taxes, by mailing a check to the address of the person entitled to the interest as their name and address appear on our register. (See
Section 2.04 of the indentures).

    TRANSFER OF DEBT SECURITIES. A registered holder of debt securities or a properly authorized attorney of the holder, may transfer these debt securities at our office or our agent's office. The prospectus supplement will describe the location of these offices. We will not charge the holder a fee for any transfer or exchange of debt securities, but we may require the holder to pay a sum sufficient to cover any tax or other governmental charge in connection with a transfer or exchange. (See Section 2.06 of the indentures).

    CERTAIN DEFINED TERMS. "Indebtedness" in the definition of the terms "superior indebtedness," "senior subordinated indebtedness," and "junior subordinated indebtedness" means all obligations which in accordance with generally accepted accounting principles should be classified as liabilities on a balance sheet and in any event includes all debt and other similar monetary obligations, whether direct or guaranteed.

    "Superior indebtedness" means all of our indebtedness that is not by its terms subordinate or junior to any of our other indebtedness. The senior securities will constitute superior indebtedness.

    "Senior subordinated indebtedness" means all of our indebtedness that is subordinate only to superior indebtedness. The senior subordinated securities will constitute senior subordinated indebtedness.

    "Junior subordinated indebtedness" means all indebtedness of CIT that is subordinate to both superior indebtedness and senior subordinated indebtedness.

SENIOR SECURITIES

    The senior securities will be direct, unsecured obligations of CIT. Senior securities will constitute superior indebtedness issued with equal priority to the other superior indebtedness. At March 31, 2001, CIT's consolidated unaudited balance sheet reflected approximately $28.0 billion of outstanding superior indebtedness.

    The senior securities will be senior to all senior subordinated indebtedness, including the senior subordinated securities. At March 31, 2001, CIT's consolidated balance sheet reflected $100.0 million outstanding senior subordinated indebtedness and no outstanding junior subordinated indebtedness.

SENIOR SUBORDINATED SECURITIES

    The senior subordinated securities will be direct, unsecured obligations of CIT. CIT will pay principal, premium, if any and interest on the senior subordinated securities only after the prior payment in full of all superior indebtedness of CIT, including the senior securities.

    In the event of any insolvency, bankruptcy or similar proceedings, the holders of superior indebtedness will be paid in full before any payment is made on the senior subordinated securities. An event of default under or acceleration of superior indebtedness does not in itself trigger the payment subordination provisions applicable to senior subordinated securities. However, if the senior subordinated securities are declared due and payable before maturity due to a default, the holders of the senior subordinated securities will be entitled to payment only after superior indebtedness is paid in full.

    Due to these subordination provisions, if we become insolvent, the holders of superior indebtedness may recover a higher percentage of their investment than the holders of the senior subordinated securities. We intend that any senior subordinated securities will be in all respects equal in right of payment with the other senior subordinated indebtedness, including CIT's outstanding senior subordinated securities. We also intend that all senior subordinated securities will be superior in right of payment to all junior subordinated indebtedness and to all outstanding capital stock.

RESTRICTIVE PROVISIONS AND COVENANTS

    NEGATIVE PLEDGE. Generally, the indentures do not limit the amount of other securities that we or our subsidiaries may issue. But each indenture contains a provision, the "Negative Pledge," that we will not pledge or otherwise subject to any lien any of our property or assets to secure indebtedness for money borrowed, incurred, issued, assumed or guaranteed by us, subject to certain exceptions. (See Section 6.04 of the indentures).

    Under the terms of the Negative Pledge, we are permitted to create the following liens:

    - liens in favor of any of our subsidiaries;

    - purchase money liens;

    - liens existing at the time of any acquisition that we may make;

    - liens in favor of the United States, any state or governmental agency or department to secure obligations under contracts or statutes;

    - liens securing the performance of letters of credit, bids, tenders, sales contracts, purchase agreements, repurchase agreements, reverse repurchase agreements, bankers' acceptances, leases, surety and performance bonds and other similar obligations incurred in the ordinary course of business;

    - liens upon any real property acquired or constructed by us primarily for use in the conduct of our business;

    - arrangements providing for our leasing of assets, which we have sold or transferred with the intention that we will lease back these assets, if the lease obligations would not be included as liabilities on our consolidated balance sheet;

    - liens to secure non-recourse debt in connection with our leveraged or single-investor or other lease transactions;

    - consensual liens created in our ordinary course of business that secure indebtedness that would not be included in total liabilities as shown on our consolidated balance sheet;

    - liens created by us in connection with any transaction that we intend to be a sale of our property or assets;

    - liens on property or assets financed through tax-exempt municipal obligations;

    - liens arising out of any extension, renewal or replacement, in whole or in part, of any financing permitted under the Negative Pledge, so long as the lien extends only to the property or assets, with improvements, that originally secured the lien; and

    - liens that secure certain other indebtedness which, in an aggregate principal amount then outstanding, does not exceed 10% of our consolidated net worth.

(See Section 6.04 of the indentures for the provisions of the Negative Pledge).

    In addition, in the senior subordinated indentures, we have agreed not to permit:

    - the aggregate amount of senior subordinated indebtedness outstanding at any time to exceed 100% of the aggregate amount of the par value of our capital stock plus our consolidated surplus (including retained earnings); or

    - the aggregate amount of senior subordinated indebtedness and junior subordinated indebtedness outstanding at any time to exceed 150% of the aggregate amount of the par value of the capital stock plus our consolidated surplus (including retained earnings). Under the more restrictive of these tests, as of March 31, 2001, we could issue up to approximately $6.0 billion of additional senior subordinated indebtedness.

(See senior subordinated indenture Section 6.05).

    RESTRICTIONS ON MERGERS AND ASSET SALES. Subject to the provisions of the Negative Pledge, the indentures will not prevent us from consolidating or merging with any other corporation or selling our assets as or substantially as, an entirety. However, if we are not the surviving corporation in a merger, the surviving corporation must expressly assume our obligations under the indentures. Similarly, if we were to sell our assets as or substantially as, an entirety to another party, the purchaser must also assume our obligations under the indentures. (See Section 15.01 of the senior indenture, Section 16.01 of the senior subordinated indenture).

    The holders of at least a majority in principal amount of the outstanding debt securities of any series may waive compliance with the restrictions of the Negative Pledge. This waiver of compliance will bind all of the holders of that series of debt securities. (See
Section 6.06 of the senior indenture, Section 6.07 of the senior subordinated indenture).

    Other than these restrictions, the indentures contain no additional provisions limiting our ability to enter into a highly leveraged transaction.

MODIFICATION OF INDENTURE

    Each indenture contains provisions permitting us and the trustee to amend, modify or supplement the indenture or any supplemental indenture as to any series of debt securities. Generally, these changes require the consent of the holders of at least 66 2/3% of the outstanding principal amount of each series of debt securities affected by the change.

    Unanimous consent of the holders of a series of debt securities is required for any of the following changes:

    - extending the maturity of that series of debt security, reducing the rate, extending the time of payment of interest or reducing any other payment due under that series of debt security; or

    - reducing the percentage of holders required to consent to any amendment or modification for purposes of that series of debt security.

    The rights, duties or immunities of the trustee cannot be modified without the consent of the trustee.

(See Section 14.02 of the indentures).

COMPUTATIONS FOR OUTSTANDING DEBT SECURITIES

    In computing whether the holders of the requisite principal amount of outstanding debt securities have taken action under an Indenture:

    - for an original issue discount security, we will use the amount of the principal that would be due and payable as of that date, as if the maturity of the debt had been accelerated due to a default; or

    - for a debt security denominated in a foreign currency or currencies, we will use the U.S. dollar equivalent of the outstanding principal amount as of that date, using the exchange rate in effect on the date of original issuance of the debt security.

(See Section 1.02 of the indentures).

EVENTS OF DEFAULT

    Each indenture defines an "event of default" with respect to any series of debt securities. An event of default under an indenture is any one of the following events that occurs with respect to a series of debt securities:

    - nonpayment for thirty days of any interest when due;

    - nonpayment of any principal or premium, if any, when due;

    - nonpayment of any sinking fund installment when due;

    - failure, after thirty days' appropriate notice, to perform any other covenant in the indenture (other than a covenant included in the indenture solely for the benefit of another series of debt securities);

    - certain events in bankruptcy, insolvency or reorganization; or

    - nonpayment of interest on our indebtedness, including guaranteed indebtedness (other than indebtedness that is subordinate) or nonpayment of any principal on any of our indebtedness, after appropriate notice and expiration of any applicable grace period.

(See Section 7.01 of the indentures).

    The trustee may withhold notice of any default (except in the payment of principal of, premium, if any or interest, if any, on any series of debt securities) if the trustee considers that withholding notice is in the interests of the holders of that series of debt securities. (See Section 11.03 of the indentures).

    Generally, each indenture provides that upon an event of default, the trustee or the holders of not less than 25% in principal amount of any series of debt securities then outstanding may declare the principal of all debt securities of that series to be due and payable. (See Section 7.02 of the indentures).

    You should refer to the prospectus supplement for any original issue discount securities for disclosure of the particular provisions relating to acceleration of the maturity of indebtedness upon the occurrence of an event of default.

    Within 120 days after the close of each fiscal year, we are required to file with each trustee a statement, signed by specified officers, stating whether or not the specified officers have knowledge of any default and, if so, specifying each default, the nature of the default and what action, if any, has been taken to cure the default. (See Section 6.05 of the senior indenture, Section 6.06 of the senior subordinated indenture).

    Except in cases of default and acceleration, the trustee is not under any obligation to exercise any of its rights or powers under an indenture at the request of holders of debt securities, unless these holders offer the trustee a reasonable indemnity. (See Section 11.01 of the indentures). As long as the trustee has this indemnity, the holders of a majority in principal amount of any series of debt securities outstanding may direct the time, method and place of conducting any proceeding for any remedy available to the trustee under the indenture or of exercising any trust or power conferred upon the trustee. (See
Section 7.08 of the indentures).

DEFEASANCE OF THE INDENTURE AND DEBT SECURITIES

    We may, at any time, satisfy our obligations with respect to payments on any series of debt securities by irrevocably depositing in trust with the trustee cash or Government Obligations, as defined in the indenture or a combination thereof sufficient to make payments on the debt securities when due. If we make this deposit in a sufficient amount, properly verified, then we would discharge all of our obligations with respect to that series of debt securities and the indenture insofar as it relates to that series of debt securities, except as otherwise provided in the indenture. In the event of this defeasance, holders of that series of debt securities would be able to look only to the trust fund for payment on that series of debt securities until the date of maturity or redemption. Our ability to defease debt securities of any series using this trust fund is subject to certain tax, legal and stock exchange requirements. (See Sections 12.01, 12.02 and 12.03 of the indentures).

INFORMATION CONCERNING THE TRUSTEES

    We may periodically borrow funds from any of the trustees. We and our subsidiaries may maintain deposit accounts and conduct other banking transactions with any of the trustees. A trustee under a senior indenture or a senior subordinated indenture may act as trustee under any of CIT's other indentures.

                              PLAN OF DISTRIBUTION

    We may sell the debt securities being offered hereby:

    - directly to purchasers;

    - through agents;

    - to dealers; or

    - through an underwriter or a group of underwriters.

    We may directly solicit offers to purchase debt securities. We may also solicit offers through our agents. Unless otherwise indicated in the prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment (ordinarily five business days or less). Under our agreements with agents, we may indemnify agents against certain civil liabilities, including liabilities under the Securities Act of 1933.

    We may also sell debt securities through a dealer as principal. The dealer may then resell the debt securities to the public at varying prices to be determined by the dealer at the time of resale. Under our agreements with dealers, we may indemnify dealers against certain civil liabilities, including liabilities under the Securities Act.

    We may also use one or more underwriters to sell debt securities. Under our agreements with underwriters, we may indemnify underwriters against certain liabilities, including liabilities under the Securities Act. The names of the underwriters and the terms of the debt securities will be set forth in the prospectus supplement. When reselling debt securities to the public, the underwriters will deliver the prospectus supplement and this prospectus to purchasers of debt securities, as required by applicable law.

    The underwriters, dealers, and agents may be deemed to be underwriters under the Securities Act. Any discounts, commissions, or concessions that they receive from us or any profit they make on the resale of debt securities may be deemed to be underwriting discounts and commissions under the Securities Act. We will disclose in the prospectus supplement any person who may be deemed to be an underwriter and any compensation that we have paid to any underwriter. We may have various other commercial relationships with our underwriters, dealers, and agents.

    If disclosed in the prospectus supplement, we may authorize underwriters and agents to solicit offers by certain institutions to purchase offered debt securities from us at the public offering price set forth in the prospectus supplement pursuant to contracts providing for payment and delivery on the date stated in the prospectus supplement. Each contract will be for an amount not less than, and unless we otherwise agree the aggregate principal amount of offered debt securities sold pursuant to contracts will be not less nor more than, the amounts stated in the prospectus supplement. We may authorize underwriters and agents to enter into contracts with institutions including commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions, all subject to our approval. Contracts will not be subject to any conditions except that any purchase of debt securities by an institution pursuant to a contract must be permitted under applicable laws. We will disclose in the prospectus supplement any commission that we pay to underwriters and agents who sell debt securities pursuant to contracts. Underwriters and agents will have no responsibility in respect of the delivery or performance of contracts.

    The place and time of delivery for the debt securities will be set forth in the prospectus supplement.

                                    EXPERTS

    The consolidated balance sheets of CIT Delaware as of December 31, 2000 and 1999 and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2000 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, also incorporated by reference herein and upon the authority of KPMG LLP as experts in accounting and auditing. Immediately following the acquisition of CIT Delaware by Tyco, we changed our independent accountants and engaged PricewaterhouseCoopers.

                                 LEGAL OPINIONS

    The validity of the debt securities offered will be passed upon for us by Wilmer, Cutler & Pickering.

                      WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and current reports, proxy statements and other information with the SEC. We have also filed with the SEC a Registration Statement on Form S-3 to register the debt securities being offered in this prospectus. This prospectus, which forms part of the registration statement, does not contain all of the information included in the registration statement. For further information about us and the securities offered in this prospectus, you should refer to the registration statement and its exhibits. You may read and copy any document that CIT files at the SEC's Public Reference Rooms at 450 Fifth Street, N.W., Washington, D.C. 20549. You can also request copies of the documents, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. These SEC filings are also available to the public from the SEC's web site at http://www.sec.gov. Certain of our securities are listed on the New York Stock Exchange and reports and other information concerning us can also be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005. You can also obtain more information about us by visiting our web site at http://www.cit.com.

    The SEC allows us to "incorporate by reference" the information we file with the SEC and information CIT Delaware filed in the past with the SEC, which means we can disclose important information to you by referring you to those documents. The information included in the following documents is incorporated by reference and is considered to be a part of this prospectus. The most recent information that we file with the SEC automatically updates and supersedes older information. CIT Delaware has previously filed the following documents with the SEC and we are incorporating them by reference into this prospectus:

    1. CIT Delaware's Annual Report on Form 10-K for the year ended December 31, 2000, as amended by CIT Delaware's Annual Report on Form 10-K/A filed April 30, 2001;

    2. CIT Delaware's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001;

    3. CIT Delaware's Current Reports on Form 8-K filed January 26, 2001, March 16, 2001, April 27, 2001, May 9, 2001 and May 29, 2001; and

    4.  Our Current Report on Form 8-K filed June 7, 2001, as amended on
       Form 8-K/A filed July 2, 2001 and our Current Report on Form 8-K filed July 31, 2001.

    Until we have sold all of the debt securities that we are offering for sale under this prospectus, we also incorporate by reference all documents that CIT will file in the future pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act.

    We will provide without charge to each person who receives a prospectus, including any beneficial owner, a copy of the information that has been incorporated by reference in this prospectus. If you would like to obtain this information from us, please direct your request, either in writing or by telephone, to Glenn Votek, Executive Vice President and Treasurer, The CIT Group, Inc., 650 CIT Drive, Livingston, New Jersey 07039, telephone (973) 740-5000.

    You should rely only on the information provided in this prospectus and the prospectus supplement, as well as the information incorporated by reference. CIT has not authorized anyone to provide you with different information. CIT is not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus, the prospectus supplement or any documents incorporated by reference is accurate as of any date other than the date on the front of the applicable document.

                        REGISTERED OFFICE OF THE ISSUER
                                 CIT Group Inc.
                          1211 Avenue of the Americas
                            New York, New York 10036

                             AUDITORS OF THE ISSUER
                           PricewaterhouseCoopers LLP
                          1177 Avenue of the Americas
                            New York, New York 10036

                      TRUSTEE, PAYING AGENT, AND REGISTRAR
                          Bank One Trust Company, N.A.
                       One Bank One Plaza, Suite IL1-4015
                          Chicago, Illinois 60670-4015

                              LONDON PAYING AGENT
                          Bank One, NA, London Branch
                              27 Leadenhall Street
                            London, England EC3A 1AA

                                 LEGAL ADVISERS

                To the Issuer                   To the Underwriters as to United States law
           Robert J. Ingato, Esq.                   Milbank, Tweed, Hadley & McCloy LLP
         1211 Avenue of the Americas                     One Chase Manhattan Plaza
          New York, New York 10036                       New York, New York 10005

        To the Issuer as to United States law and United States tax law
                           Wilmer, Cutler & Pickering
                              2445 M Street, N.W.
                             Washington, D.C. 20037

LUXEMBOURG LISTING AGENT, LUXEMBOURG PAYING AGENT, AND LUXEMBOURG TRANSFER AGENT
                             BNP PARIBAS LUXEMBOURG
                              10 A Boulevard Royal
                               L-2093, Luxembourg

                                   $

                                     [LOGO]

                                 CIT GROUP INC.

                        $       % SENIOR NOTES DUE

                        $       % SENIOR NOTES DUE

                               ------------------

                       PRELIMINARY PROSPECTUS SUPPLEMENT
                                 MARCH   , 2002
                            ------------------------

                                LEHMAN BROTHERS
                              SALOMON SMITH BARNEY